2001 Annual Report



Chicago Mercantile Exchange Holdings Inc.

CORPORATE PROFILE



Interest Rates
Equities
Foreign Exchange
Commodities

2001 Volume by Product Group



Interest Rates
Equities
Foreign Exchange
Commodities

2001 Transaction-Related Revenue by Product Group

Chicago Mercantile Exchange Holdings Inc. (CME Holdings) is the parent company of Chicago Mercantile Exchange Inc. (CME), one of the world's leading exchanges for the trading of futures and options on futures. CME offers futures contracts and options on futures primarily in four product areas: interest rates, stock indexes, foreign exchange and commodities. We bring together buyers and sellers of derivative products on our open outcry trading floors, on our GLOBEX® electronic trading platform and through privately negotiated transactions that we clear. Our wholly owned Clearing House settles trading accounts, clears trades, collects and maintains performance bond funds, regulates delivery and reports trading data. On average, we process nearly 420,000 clearing trade transactions per day, act as custodian for $28.2 billion in collateral and move an average of $1.5 billion of settlement funds through our clearing system each day.

Founded in 1898 as a not-for-profit institution, CME became the first U.S. financial exchange to demutualize into a shareholder-owned corporation in November 2000. In December 2001, CME became a wholly owned subsidiary of Chicago Mercantile Exchange Holdings Inc., a Delaware corporation. The company maintains a Web site at www.cme.com.

CME's competitive position:

#1 futures exchange in the United States in volume (411.7 million contracts in 2001)

#2 exchange in the world in volume of futures and options on futures

#1 futures exchange in the world in notional (underlying) value ($293.9 trillion in 2001)

#1 futures exchange in the world in open interest of futures and options on futures (reaching a record of 18.9 million open positions in December 2001)

on the cover

Innovative technology has helped Chicago Mercantile Exchange become the futures marketplace of choice for customers around the world, virtually around the clock. Market participants are attracted by the deep liquidity of CME's open outcry and electronic markets, global benchmark products, diverse portfolio of products and wholly owned clearing house.


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Year Ended December 31, (dollars in thousands, except per share amounts)	*2001*	*2000*	*Change*
Income Statement Data:			
Revenues, net of securities lending interest expense	$ 387,153	$ 226,552	71%
Income (loss) before taxes	114,365	(9,248)	—
Net income (loss)	68,302	(5,909)	—
Earnings (loss) per share*:			
Basic	2.37	(0.21)	—
Diluted	2.33	—	—
Balance Sheet Data:	*December 31, 2001*	*December 31, 2000*	
Current assets**	$ 208,328	$ 111,384	87%
Total assets**	331,099	225,396	47
Current liabilities**	64,063	42,246	52
Shareholders' equity	250,369	163,671	53
Other Data:	*2001*	*2000*	
Total trading volume (round turn trades)	411,712	231,110	78%
GLOBEX volume (round turn trades)	81,895	34,506	137
Open interest at year-end (contracts in thousands)	15,039	8,021	87
Notional value of trading volume (in trillions)	$ 293.9	$ 155.0	90
Key Ratios:	*2001*	*2000*	
Return on average equity	33.0%	(3.6)%	
Return on average assets**	24.5%	(2.6)%	
Operating margin	29.5%	(4.1)%	

* *CME became a for-profit corporation and issued shares on November 13, 2000. On December 3, 2001, CME became a wholly owned subsidiary of CME Holdings through a merger of a subsidiary of CME Holdings into CME. In the merger, shares of CME were converted to shares of CME Holdings. Earnings per share are presented as if the merger occurred before all periods shown. In 2000, the basic and diluted net loss per share are the same, since shares issuable for stock options would be anti-dilutive.*

** *Excludes performance bonds and security deposits and investment of proceeds from securities lending.*

To Our Shareholders and Members:

Growth and continuous improvements to our marketplace were important themes in 2001 at Chicago Mercantile Exchange Inc. (CME) and its parent company, Chicago Mercantile Exchange Holdings Inc. Revenues for 2001 rose 71 percent to a record $387.2 million. Net income was a record $68.3 million, versus a loss of $5.9 million for 2000. Working capital climbed 109 percent to $144.3 million at year-end. CME's 2001 volume was 78 percent greater than in 2000, which itself had been a record year. For the first time in our history, CME became the largest U.S. futures exchange based on volume. In addition, sale prices increased during 2001 for each Class B share and related membership interest bundled with Class A shares, as shown in the charts on page 24.

These developments occurred in a year of extraordinary global change. Economic uncertainty and political unrest affected markets worldwide. The Standard & Poor's 500™ Index, Dow Jones Industrial Average and Nasdaq Composite Index all posted losses for the second consecutive year—for the first time in three decades. Starting on January 3, 2001, the U.S. Federal Reserve Board lowered short-term interest rates on 11 occasions, reducing rates by an unprecedented 4.75 percentage points during the year. Regrettably, the tragic events of September 11 prompted all of us to reassess our business and personal risks.



James J. McNulty *(left)*, President and Chief Executive Officer, with Scott Gordon, Chairman of the Board

These landmark events had a substantial impact on the financial risk management and asset allocation strategies of pension funds, investment advisors, portfolio managers, corporate treasurers, commercial and investment banks, broker/dealers and individuals. As a result, CME set dozens of trading records in 2001, including:

- CME recorded its best year ever in 2001, becoming the largest futures exchange in the United States based on volume. We traded 411.7 million contracts and surpassed our previous record year, 2000, by more than 78 percent.

- In 2001, the notional (underlying) value of transactions on CME represented $293.9 trillion in asset allocation and risk management activity, 90 percent above the $155.0 trillion set in 2000.

- Five times in 2001, CME's monthly volume reached record levels—in January, March, August, September and November. November was our biggest month to date, with 45.3 million contracts traded. Also last year, CME's volume set records for four consecutive quarters, culminating in 116.2 million contracts traded in the fourth quarter. We set single-day records in open outcry trading on November 16 at 2.9 million contracts, in GLOBEX electronic trading on September 19 at 622,354 contracts, and in total volume on November 15 with 3.3 million contracts traded.

- Each of CME's four principal product groups achieved volume gains in 2001 versus year-ago levels, led by our flagship Eurodollar contract, the most actively traded futures contract in the world in 2001. Interest rate volume overall climbed 97 percent to 274.1 million contracts. Stock index product volume increased 64 percent to 106.7 million contracts, foreign exchange volume rose 16 percent to 22.4 million contracts and commodity products volume rose more than 7 percent to 8.5 million contracts.

- CME's open interest reached new records 90 times in 2001 and totaled 18.9 million positions on December 13—the highest level achieved by any exchange to date in futures and options on futures. Open interest is the number of positions outstanding at the close of trading. Before 2001, CME's open interest record was 10.2 million positions set in 1998.

CME was prepared to respond to our customers' risk management needs throughout 2001. Thanks to the trading communities on our open outcry and electronic trading platforms, CME's markets once again offered the liquidity needed for these turbulent times. We built upon this base of liquidity by creating a strong foundation for CME's operation as a for-profit corporation beginning in 2000. Specifically, in November 2001 we completed an 18-month action plan that enabled CME to change our business model to that of a for-profit corporation while retaining our emphasis on the basic building blocks—our world-class trading and clearing platforms, diverse products and dedicated people—that have contributed to the growth of CME throughout its history. Following are the high points of that plan and our actions in 2001.

18-Month Action Plan Highlights

Establish a new management team. Today, a streamlined team of managing directors oversees products and services, the Clearing House, technology, operations, business administration, finance and organizational development. They work closely together in cross-functional teams to execute the strategy approved by our Board, establish new and efficient processes and respond in a coordinated fashion to events that call for immediate, yet measured action.

Demutualize and adjust to public company governance. In November 2000, CME became the first U.S. financial exchange to demutualize into a for-profit, shareholder-owned corporation. In December 2001, we adopted a holding company structure to improve business flexibility and achieve other objectives. In its evolution as a for-profit company, CME has significantly reduced both its number of committees and the size of its Board.

Reinvent our corporate culture. We have instilled a shareholder value approach and discipline in our organization through common decision-making frameworks and metrics, supported by a clearly defined mission and values.

Rationalize our expense and fee structures. We continue to identify ways to reduce costs based on an assessment of return on investment. CME introduced a comprehensive new fee structure in 2001 with the goal of increasing revenues and profitability while providing incentives for members and non-members to use our markets and contribute further to the liquidity of our markets. We believe these changes helped drive our favorable 2001 volume and operating results.

Transform to intensely customer-focused. We have made a number of changes in response to the needs of our customers on and off our trading floors—including improvements to our technology, open access, expanded trade execution choices and improved customer capital and clearing efficiencies. Internally, our new Products and Services Division may be the most visible change. The division combined several smaller departments to offer a more comprehensive approach to meeting our customers' needs, as well as enhancing internal communication, prioritization and decision-making. Recent customer-focused initiatives include instituting an account management group in our Global Electronic Trading and Data Department and expanding customer service training. In addition, CME has established a technology user group and Clearing House user group and introduced a new, more customer-friendly Web site in September.

Establish business-to-business alliances. We launched two CME-CheMatch.com futures contracts in October 2001. CME will continue to pursue opportunities in offering transaction processing and other services to third parties, including other exchanges, clearing organizations and e-marketplaces. We believe third parties will be attracted by our proven ability to process high volumes of transactions.

Explore technology partnerships and begin designing next generation CME technology. We have greatly improved the functionality, capacity, speed, reliability and distribution of GLOBEX. In addition, we are developing and integrating multiple, evolving technologies to support our trading volume. For example, CME iLink^{SM}—introduced in August 2001—is a family of interfaces to GLOBEX that offers customers access to the electronic order book with its market data component and to trading capabilities with its order execution component. In 2001, we were among the first U.S. derivatives exchanges to implement the securities industry-standard FIX 4.2 order routing protocol. We also introduced other technologies to allow many upgrades to occur in a manner invisible to the user. We are working on further significant improvements to GLOBEX, which will require "next generation" systems rather than incremental refinements of existing technology.

Also noteworthy was an achievement that was not planned but instead was a spontaneous expression on the part of the CME community. In response to the tragic events of September 11, our Executive Committee authorized $1 million for those affected—and that donation was expanded by more than $460,000 given to the new Chicago Mercantile Exchange Foundation by CME shareholders, members, member firm personnel and staff. We were heartened by this outpouring of support. Thank you for your generosity.

We are proud of CME's achievements in 2001, but our focus must center on future sustainable growth. We are working to rekindle the spirit of innovation that has been a hallmark of CME. We expect this will result in a pipeline of exciting products and services for introduction in 2002 and beyond. We believe the key to CME's continued success is an unwavering commitment to providing our customers with the right platforms, products and people as we constantly seek to enhance shareholder value and achieve superior performance.

In conclusion, we would like to underscore the importance of CME's dynamic open outcry and electronic trading community, dedicated employees and forward-looking Board and shareholders. We thank you for your support and look forward to updating you on CME's progress.

Sincerely,

Scott Gordon
Chairman of the Board

James J. McNulty
President and Chief Executive Officer

February 11, 2002

At Chicago Mercantile Exchange, three factors are critical to success: Platforms, Products, People. Our world class open outcry and electronic trading platforms are supported by another great asset of CME, our wholly owned Clearing House. Our diverse product line of futures and options on futures includes the world's most actively traded futures contract, our Eurodollar futures. CME's people – our vibrant open outcry and electronic trading community, Board, management and highly regarded staff – helped make 2001 a record year for CME. As we move we must continually build on these fundamental elements to maintain our strong competitive position.



The interaction of people and technology has created a powerful synergy at CME. Working together, the exchange's world-class platforms facilitated the trading and clearing of an average 1.6 million contracts daily in 2001 via open outcry, by computer or in privately negotiated transactions, allowing market participants to react to rapidly changing economic and market conditions.

All over the world, institutions and individuals who wish to manage their financial risks come to CME to trade. Why? Because we have a 104-year track record of providing fair, transparent and liquid markets and offering a diverse array of products to meet their needs.

Our reputation for market integrity has been built over many years, and it is due in large part to the strength and reliability of our trading and clearing platforms. At CME, futures and options on futures are traded via "open outcry" and electronically. In the open outcry venue, traders and brokers auction contracts in our trading pits. Only members owning or leasing a "seat" on our exchange may trade in the pit. Orders from individual and institutional market participants are sent to brokers on the trading floors for execution—conveyed electronically, by phone and through hand signals flashed into the pits. Our futures contracts provide the means for hedging, risk management, asset allocation and speculation and are used in nearly all sectors of the global economy. Supporting CME's two trading floors is proven and reliable technology, including order routing, management and processing systems, as well as hand-held devices to provide access from the pit to our GLOBEX electronic trading platform.



"In 2001, we strengthened the competitive position of our electronic trading platform. In 2002, we plan to roll out new open outcry and electronic trading technologies, giving us the ability to enter new markets, support new products and enhance access to our trading floor and electronic environments. We have a unique asset in our customer base, which continues to demand excellence and innovation across both trading venues."

Scott Johnston (left), Managing Director and Chief Information Officer

Technology is an integral part of open outcry trading today, and advances in trading technology also have made all-electronic trading possible. CME introduced our GLOBEX electronic trading platform in 1992 and a second-generation platform in 1998. GLOBEX permits trading approximately 23 hours a day, five days a week for market participants as far away as Japan and as close as the trading booths on our Chicago trading floors. Some CME contracts trade via open outcry, some trade electronically and many trade both ways in order to benefit from a deep pool of liquidity created by the synergy between the two platforms.

CME also offers services to facilitate privately negotiated transactions in futures and options on futures, which occur in person or electronically away from our trading floors. Traders may choose to privately negotiate a larger transaction, for example, to ensure that it can be completed in a single transaction or at a given price.

Liquidity—the ability of a market to absorb the execution of large purchases and sales quickly and efficiently—is a major reason that markets attract customers and become successful. Measures of liquidity include trading volume, notional (underlying) value of contracts traded and open interest, or the daily total of positions outstanding. By all three measures, CME's platforms support highly liquid markets. In 2001, 411.7 million contracts with an underlying value of $293.9 trillion changed hands at CME, representing the largest notional value traded on any futures exchange in the world to date. CME also has the world's largest futures and options on futures open interest, breaking its own open interest records 90 times in 2001 and achieving its top record of 18.9 million open positions in mid-December 2001.

Clearing

Another reason market participants come to a futures exchange is "clearing"—the behind-the-scenes process of settling trading accounts, guaranteeing trades, collecting and maintaining performance bond funds, regulating delivery and reporting trading data. CME's Clearing House Division acts as a buyer to every sell order and a seller to every buy order so that our customers do not need to evaluate the credit of each potential counterparty to a trade. Our Clearing House safeguards against default by setting requirements, including a minimum performance bond or margin to be posted for every CME product traded. The Clearing House handles nearly 420,000 clearing trade transactions on average each day, with a peak daily capacity of more than one million transactions. Transactions are charged a clearing fee, which varies by type of contract. On average, we handle $1.5 billion of settlement funds each day.

The performance of CME contracts is guaranteed with a financial safeguards package that was strengthened to $3 billion in 2001. To broaden our safeguards further, we expect to add default insurance in 2002. These safeguards are designed to continue to protect market participants in periods of extreme market stress and to respond to customer needs.

While CME's performance guarantee is a major attraction of our markets, we can offer capital efficiencies as well. Using our Clearing House enables customers to "net" contracts against each other by establishing a position with one party and then offsetting the position with another party. We also have risk offset and cross-margining arrangements with several

"Last year's capacity upgrades gave us a peak daily capacity of more than a million clearing trade transactions. In 2001, we successfully handled 3.3 million contracts on a single day. Average match engine response time went from nearly 1-1/2 seconds to less than half a second. Furthermore, we're proud of our track record of reliability in 2001. That's great, but we need to keep improving. Our goal is consistent, reliable and fast performance in open outcry and electronic trading technology."

James Krause (right), Managing Director, Operations and Enterprise Computing

other leading clearing houses. These arrangements allow the Clearing House to recognize the open positions of a clearing firm at other participating clearing houses, providing greater capital efficiencies to market participants by reducing the need to post collateral with each clearing house.

In 2001, we increased the types of collateral we accept from clearing firms, enabling them to enhance the yields they receive on performance bonds posted with us. This is particularly significant to firms as a group, given the large amount of collateral they post with us—$28.2 billion at year-end 2001.

Not all futures exchanges own their own clearing house. We find it beneficial both as a revenue source and a competitive advantage. For example, we can bring new products to market more quickly by coordinating our clearing functions with product development, technology, market regulation and other activities.

CME's Clearing House uses a state-of-the-art clearing system, CLEARING 21®, to process reported trades and positions on a real-time basis. In addition, CME uses its proprietary Standard Portfolio Analysis of Risk (SPAN®) system to calculate performance bond requirements for each product based on potential losses that could occur. Developed in 1988, SPAN has become the industry standard and is now used by 38 exchanges and clearing organizations worldwide. In 2001, CME began marketing its SPAN Risk Manager™ software to firms so that they can assess their portfolio risk levels, calculate margin requirements and evaluate various combinations of derivative products.

Technology Investments and Enhancements

By every measure, 2001 was an exceptional year for CME's trading and clearing platforms. With 411.7 million contracts traded, CME became the largest exchange in the United States and second biggest in the world for the trading of futures and options on futures. Open outcry trading volume reached a record 329.8 million contracts, up 69 percent from 2000. Electronic trading totaled 81.9 million contracts, an increase of more than 47 million contracts from 2000 levels. Privately negotiated transactions rose 21 percent in 2001 to 8.0 million contracts. Four consecutive record quarters and our top 25 volume days all occurred in 2001, and on three days, more than 3 million contracts changed hands at CME.

CME was able to accommodate this surge in volume with technology improvements put into place in 2000 and 2001, including:

Open outcry trading technology. To maintain our world-class trading floors, we have been enhancing—and will continue to improve—our technologies and facilities. Specifically, we have increased telecommunications capacity, improved existing technology and added new services to facilitate order routing and communications with members' back offices. On the trading floors, we increased the number of two-way wireless devices, floor area network connections, telex pit-to-booth communications links and Internet service providers that offer Internet access on the floors. In addition, circuits were installed for several financial news and quote vendors to enhance information flow. Wireless infrastructure enhancements have enabled members to use proprietary wireless applications on the floors. In early 2002, we plan to roll out a faster version of our hand-held GALAX-C™ trading devices for use on our trading floors.



"SPAN was the first risk-based management system used for calculating performance bond requirements for the futures industry. Since it was introduced in 1988, SPAN has been adopted by 38 exchanges and clearing houses worldwide. Now we're bringing it to clearing firms with a software module, SPAN Risk Manager, that they can use to 'stress-test' the risk and margin requirements for their portfolios."

Phupinder Gill, Managing Director and President, Clearing House

Electronic trading technology. We have enhanced the speed, capacity, reliability, functionality and accessibility of GLOBEX. Despite our dramatic increase in trading volume, we reduced the average response time for getting a message in and out of our match engine from 1.2 seconds at the beginning of 2001 to 0.45 seconds at year-end, allowing trades to be executed more quickly and consistently. In mid-2001, CME became one of the first U.S. derivatives exchanges to implement the securities industry-standard FIX 4.2 protocol for order routing. Our trading and clearing systems are highly scalable, allowing us to accommodate additional products and volume with relatively limited modifications and low incremental costs.

GLOBEX access. Nearly 1,500 customers connect directly with GLOBEX, and thousands more connect with us through 17 independent software vendors and 24 member firms that have interfaces with our systems. Introduced in August 2001, CME iLink is the family of interfaces used to connect the systems of third parties to GLOBEX, allowing access to CME's electronic order book and trading capabilities. We expanded our access choices in 2001 by becoming the first major exchange to offer a virtual private network solution, called GLOBEX Trader℠-Internet, to access our electronic platform conveniently and cost-effectively via the Internet. This lower-cost solution attracted more than 250 users in its first nine months of operation. To grow our customer base further, we are actively seeking to increase the number of independent software vendors that offer GLOBEX interfaces. In early 2002, we established a telecommunications hub in London to bring down the cost of trading for the growing number of European customers.

Clearing technology. We have continued to enhance our clearing services and technology—most recently by providing opportunities for member firms to put their performance bond collateral deposits to work through the use of money market funds. In addition, we have introduced Internet-based access to online clearing applications and implemented a real-time application program interface (API) by which firms can automate transactions that they "give up" to another firm for clearing. All this work is aimed at allowing clearing firms to achieve greater capital efficiencies and to obtain the cost savings and operational efficiencies associated with "straight-through processing," which reduces the number of interim steps and paperwork required to handle an order.

Remote data center. Before the events of September 11 emphasized the value of planning for emergencies, our Board approved the creation of a comprehensive remote data center to provide additional capacity for our systems, a third point of redundancy for our trading and clearing technology, and workspace for key staff in the event it is needed. Initial work began in 2001. Significant progress has been made in early 2002 on the site and its technology and communications capabilities. We expect CME's remote data center to be fully operational in 2002.

Although we have made significant technological improvements in the past two years, we continue to invest in our trading and clearing technology. For example, in 2002 we plan to introduce new functionality to enhance the electronic execution of complex trading strategies now used in trading Eurodollar contracts on our trading floor, such as calendar spreads, buy/sell combinations, "packs" of four consecutive expirations or "bundles" of contracts with two-year maturities. We also plan measures to improve the predictability, stability and capacity of GLOBEX beyond its already high levels.


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Stock Indexes
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Whether the focus is on protection from price changes in financial instruments and physical commodities—or on profiting from those price changes—institutions and individuals alike turn to CME's diverse portfolio, now consisting of interest rate, stock index, foreign exchange and commodity futures and options on futures.

CME offers a broad range of futures and options on futures. We believe our flagship products—those contracts based on the Eurodollar, S&P 500® Index and Nasdaq-100 Index®—are global benchmarks for valuing and pricing risk, and are among the most successful products in our industry. We also have a diverse array of contracts that allow institutions and individuals to manage their financial risk and allocate their assets. Our four major product areas are interest rates, stock indexes, foreign exchange and commodities. Our interest rate contracts are based on short-term interest rates, such as the Eurodollar and LIBOR (London Interbank Offered Rate). CME trades about 95 percent of all U.S.-listed stock index futures, including our S&P 500 and Nasdaq-100 contracts. In 2002, OneChicago, LLC—a joint venture between CME, the Chicago Board Options Exchange® and the Chicago Board of Trade®—plans to introduce single stock futures. Our foreign exchange contracts are used for protection against—or to speculate on—fluctuations in the value of 14 currencies, including the Euro, Japanese yen, British pound, Swiss franc, Canadian dollar and Mexican peso. Our exchange was founded in 1898 for traders of butter and egg futures. Today's commodity futures and options contracts at CME are based on agricultural and industrial products, such as cattle, hogs, pork bellies, dairy, lumber and chemicals.



"There is much we can do to elevate customer satisfaction, including better communication and more responsive service. Our communications strategy includes targeted programs to reach out to our most active market participants, as well as our marketing partners, which include futures commission merchants, introducing brokers and independent software vendors. We also have enhanced customer service by establishing a new customer relationship management team with formal customer service processes and standards."

Satish Nandapurkar, Managing Director, Products and Services

While fees generated by the trading of futures and options on futures comprised 76 percent of CME's 2001 revenues, another 13 percent of revenues were produced by information products, specifically, feeds of real-time data on prices and trading activity in our markets. Market data revenues increased 33 percent from 2000 to 2001. We sell data on bids, offers, trades and trade size to banks, broker-dealers, pension and mutual funds, financial services companies and individuals. In addition, we sell market data to about 170 worldwide quote vendors, who re-sell our data after consolidating it with data from other exchanges, third party data providers and news services. At year-end 2001, more than 48,000 subscribers displayed our data on 190,000 screens worldwide. In March 2002, we intend to expand the scope of our market data offerings by providing "CME E-quotes[SM]"—real-time price quotes to the trading community over the Internet, through our Web site. In addition to gaining direct access to the quotes, customers will be able to build customized packages of data, charting and news services to suit their needs, paying only for the services they will use. These services will be delivered straight to the customer over the Internet, requiring no software other than a browser program to access our secure Web site.

Revenues from all our product categories increased in 2001—in part, because of our actions, as well as volatility in interest rates and stocks. Last year, we implemented a number of programs to expand our core business, introduce new products and lay the groundwork for additional product offerings in 2002.

Expanding CME's Core Business

In CME's first full year as a for-profit company, we continued to find ways to enhance our product and service offerings and expand them to new customers. The process began in November 2000 when we announced measures to increase customer access to CME markets via electronic trading. CME was the first U.S. exchange to allow all customers to view its book of prices, where they can see the five best bids and offers in the central limit order book and directly execute transactions in our electronically traded products. We believe that "open access"—along with previously discussed technology programs to improve customers' ability to use our markets—contributed strongly to the growth of GLOBEX trading volume in 2001.

In 2001, we modified some products and services to meet our customers' changing needs. In April, we initiated "side-by-side" electronic and open outcry trading of foreign exchange (FX) products in recognition that the global foreign exchange spot market had increasingly gone electronic. This represented the first daytime electronic trading of our FX contracts, and this move helped us begin to revitalize this important product sector. Monthly electronic trading volume increased from approximately 100,000 contracts in 2000 to more than 400,000 contracts by year-end 2001. Moreover, open outcry FX volumes grew over the same timeframe as well, following a three-year downward trend. FX contract specifications are identical whether traded electronically or via open outcry, allowing opposing positions on each platform to be offset automatically.

For 2002, we are in discussions to add electronic interfaces with over-the-counter electronic trading platforms in our FX product lines. We believe this will help us begin to capture trades that now occur electronically on the FX spot market. In 2002, we also plan to offer

"In order to maintain our position as the leading U.S. derivatives exchange, we must continue to embrace and leverage change to our advantage. Applying this principle,.we have taken one of the world's most successful open outcry exchanges and enhanced our franchise by becoming a leading electronic exchange."

Craig Donohue, Managing Director and Chief Administrative Officer



side-by-side electronic and open outcry trading of the Goldman Sachs Commodity Index (GSCI®), lean hog, live cattle, feeder cattle and dairy futures contracts.

In 2001, we broadened the trade execution choices available to our customers—particularly for privately negotiated transactions, which meet the needs of larger market participants. This year, we began allowing exchange basis facility (EBF) transactions in Eurodollar contracts, in addition to building upon the exchange-for-physicals (EFP) transactions allowed in our FX and other markets. EBFs and EFPs involve exchanges of futures contracts for cash positions or other qualified instruments. Large privately negotiated transactions, called block trades, were introduced in late 2000 in a limited number of Eurodollar and stock index futures contracts. As of mid-2001, we extended block trading to all Eurodollar contracts and to other interest rate contracts using a revised and more competitive fee structure. In late 2001, we reduced the minimum number of contracts required for block trading of Eurodollar futures and options on futures during overnight trading hours. We have also announced plans to allow block trading of other contracts, such as GSCI and foreign exchange futures. Block trading facilities enable institutional customers to trade large positions efficiently and economically while gaining the benefit of our Clearing House guarantee and capital efficiencies.

In addition, we continue to adjust our pricing to strike the important balance between promoting liquidity and making our products more profitable. A new pricing structure implemented at the beginning of 2001 included volume discounts in Eurodollar contracts to reward those who trade actively every day in quantities that support the overall market's liquidity.

New Products

We identify ideas for new products by monitoring economic trends and their potential impact on existing and prospective customers, which include pension funds, investment advisors, portfolio managers, corporate treasurers, commercial and investment banks, producers and consumers of agricultural and industrial commodities, broker/dealers and individuals. We also look for logical extensions to successful existing products as a means of further meeting the needs of our customers.

In October 2001, CME launched the E-mini Russell 2000® Index futures contract, which is one-fifth the size of our standard Russell 2000 futures contracts. In January 2002, we began to offer trading in E-mini S&P MidCap 400™ futures, another smaller-scale version of a larger CME contract. These products, which allow customers to allocate assets and manage risks associated with small- and middle-capitalization equities, were inspired by the fastest-growing products in CME's history, the E-mini S&P 500 Index futures and E-mini Nasdaq-100 Index futures. These E-mini contracts trade exclusively on GLOBEX and are one-fifth the size of their larger counterparts,. appealing often to smaller institutions and individual investors. In 2001, E-mini S&P 500 futures volume rose 105 percent over that of 2000, with E-mini Nasdaq-100 futures volume soaring more than 200 percent in the same period.

In 2002, we plan to introduce two-, five- and 10-year swap futures contracts that will trade electronically on GLOBEX. The new swap futures are designed to provide an efficient means of trading and managing the risk of swap rates with the benefits of CME's price transparency and financial safeguards. These contracts will complement our Eurodollar futures and offer additional opportunities to fine-tune interest rate hedges while meeting



"As a for-profit company, CME has improved its investment decision-making process and expense control. For example, we targeted technology investments that enabled us to handle record volume and significantly improve revenues in 2001 with only a modest increase in expenses. That effort included obtaining better contractual terms for technology maintenance and service. Today, CME analyzes revenue, expense and investment decisions based on potential return on investment—and ultimately, what will create value for the Class A and Class B shareholders."

David Gomach, Managing Director and Chief Financial Officer

the accounting and regulatory requirements of our customers.

In addition to our internal product development programs, we have begun jointly developing futures products with new types of marketplaces, such as emerging cash market trading platforms. For example, we have an agreement with CheMatch.com, an Internet-based exchange for the chemicals industry, to develop a suite of co-branded chemical futures contracts. The first of these products—futures on benzene and mixed xylenes—were listed for trading in October 2001.

Other Strategic Alliances and Joint Ventures

In 2001, CME formed a joint venture with the Chicago Board Options Exchange and the Chicago Board of Trade. The new exchange, OneChicago, LLC, was established to offer electronic trading of futures on single stocks and narrow-based stock indexes. The joint venture recognizes the potential synergies offered by the three exchanges' complementary trading communities and customer bases of institutional and individual investors; the value of capital efficiency to those customers; and the importance of collaboration to combine the capabilities, distribution and connectivity of the futures and securities worlds. Single stock futures allow investors to obtain exposure that is economically equivalent to owning or shorting an individual stock without actually buying or selling the stock, and in a manner that can be less expensive than equity options, equity swaps or stock lending transactions. The Commodity Futures Modernization Act, signed into law in December 2000, will finally allow the introduction of single stock futures in the United States this year after a prohibition on these products since 1982—a ban that CME had long sought to overturn. OneChicago, led by William Rainer, former chairman of the Commodity Futures Trading Commission (CFTC), is expected to begin trading single stock futures in the second quarter of 2002.

In 2002, CME and Tokyo Stock Exchange, Inc. (TSE) will begin enabling customers to trade S&P/TOPIX 150™ stock index futures around the clock on the two exchanges. S&P/TOPIX 150 futures will be available for trading on GLOBEX during hours they are not available on TSE. Developed by Standard & Poor's and TSE, the S&P/TOPIX 150 Index is the world's first index covering Japan's equity markets that is free-float adjusted and calculated in real time.

In 2001, we established an alliance with MEFF (the Spanish Futures and Options Exchange) to expand our successful stock index franchise and create additional clearing business. Through this partnership, futures and options on futures on the European S&P index products have been listed for trading on MEFF's electronic trading platform and cleared at our Clearing House since June 2001.

Other strategic alliances have expanded our customer base by allowing participants from exchanges throughout the world to trade our products while providing our customers access to products listed on other exchanges. For example, we continue to participate in the GLOBEX Alliance, which gives CME a presence in six countries and all the world's major time zones.


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(in thousands)


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97
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Nasdaq-100 Average Daily Volume* *(futures and options)*
(in thousands)



CME's people - the highly regarded employees, solid management, forward-looking Board and vibrant open outcry and electronic trading community that extends worldwide—come together day in and day out to provide a universe of top-notch products and services. Their efforts helped make CME the largest futures exchange in the United States in 2001 based on notional value, trading volume and open interest.

"Human capital" cannot be quantified in the same way as financial capital, but its strategic importance should never be underestimated. At CME, our human capital encompasses the trading community on our open outcry and electronic platforms that creates liquidity in our markets, providing our exchange with a major strategic advantage. Our trading community has grown, in part, because of the synergy offered by our world-class open outcry and electronic trading platforms—as well as the diversity of our product offerings. However, new market participants also have been attracted to CME because of the caliber of our existing trading population and the deep pool of liquidity they have created.

In a more traditional sense, CME's people are the employees who report on its markets, develop its technology, market its products and provide a host of other support services to the exchange, its customers and members. Our employees have enabled CME to respond to fast-changing market conditions and customer needs—and to reinvent itself once again—this time as a for-profit company. We consider our employees to be "top of class" in their spirit of innovation, drive to achieve and productivity. We have built on our technological capabilities through our people. While the number of CME employees has remained relatively constant at about 1,000 for most of the past decade, major investments in technology have increased our technology workforce by 79 percent.



"We understand how important it is to strategically manage our human capital. Having the right people in the right places and enabling them to effectively achieve business objectives—that's how companies deliver consistent superior performance, year in and year out."

Lewis Ting, Managing Director, Organizational Development

We recognize that we can enhance CME's competitive position by identifying, recruiting, developing, motivating and rewarding talented staff members. In 2001, we introduced a "people plan" that includes a performance management process focused on achieving business and financial goals. We have identified—and are rewarding—eight core competencies that are integral to CME's success, including teamwork, leadership and business acumen.

For example, teamwork has assumed greater importance as CME evolves more fully into a for-profit organization. We are carrying out greater numbers of large-scale projects using cross-functional teams. This has required us to better identify key decision-makers and to more clearly define the scope of both their responsibility and authority.

To complement the performance management system, we offer professional development programs to improve skills and direct efforts toward meeting or exceeding real-world business objectives. More than 500 employees have completed on-site or online training programs related to our eight core competencies.

Furthermore, CME has continued the process of streamlining its Board structure. As part of demutualization, we began a two-year reduction in the size of our Board that will be completed with the election in April 2002, when the Board will become about half its previous size. We continue to rely on the expertise and years of experience of our Board members in shaping the strategy and policy that will carry us forward.

In our evolution as a for-profit company, we have focused on developing a management structure and internal processes that can help CME compete effectively in an environment that is rapidly changing due to the forces of globalization, deregulation and technological advancements. We have worked to encourage innovation and partnerships between departments to execute our business strategies and to capitalize quickly on business opportunities.

Over the past year, we have focused on improving strategic planning, budgeting and financial reporting, daily settlement procedures, product planning, emergency procedures, investment decision-making, internal information flow and staff decision rights. We also have developed a common framework for decision-making as a for-profit enterprise. We focus on increasing shareholder value by increasing revenues, decreasing expenses, using resources efficiently, managing risk to lower our cost of equity and rewarding innovation to help foster future growth in net operating profit after tax. These objectives are discussed regularly in-house—everywhere from departmental planning sessions to all-employee meetings. In fact, approximately 450 employees have completed training on the metrics of shareholder value creation and their practical application at CME.

Our mission is to be a premier global marketplace by providing focused technology, unsurpassed clearing services, innovative products and efficient markets. We believe that our focus is shown through our trading and clearing platforms, products and people. Certainly, our willingness to embrace change was proven once again in 2001, a year of significant transformation. We look forward to demonstrating our continued ability to manage change, deliver value to our customers and prosper as one of the world's leading exchanges for years to come.


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(in millions)


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Volume by Quarter
(in millions)

SALE PRICES OF CLASS B SHARES AND RELATED MEMBERSHIP INTERESTS BUNDLED WITH CLASS A SHARES

Sale prices increased during 2001 for each Class B share and related membership interest bundled with Class A shares.


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(dollars in thousands)

The graphs above show all individual sales during 2001 of each Class B share and related membership interest bundled with Class A shares. Past sale prices may not be indicative of future sale prices. Prior to our reorganization into a holding company structure on December 3, 2001, all sales were in shares of CME common stock. After December 3, 2001, all sales were in shares of CME Holdings common stock. There were no independent sales of Class A shares of CME or CME Holdings during 2001. No independent public trading market has been established for these shares.

Before our reorganization, bundles of CME Series B shares included the following: one Series B-1 share (included CME membership interest and 1,800 Class A share equivalents) and 16,200 Class A shares; one Series B-2 share (included IMM membership interest and 1,200 Class A share equivalents) and 10,800 Class A shares; one Series B-3 share (included IOM membership interest and 600 Class A share equivalents) and 5,400 Class A shares; and one Series B-4 share (included GEM membership interest and 100 Class A share equivalents).

After our reorganization, bundles of CME Holdings shares included the following: one Class B-1 share, a CME membership interest in CME and 17,999 Class A shares; one Class B-2 share, an IMM membership interest in CME and 11,999 Class A shares; one Class B-3 share, an IOM membership interest in CME and 5,999 Class A shares; and one Class B-4 share, a GEM membership interest in CME and 99 Class A shares.

The following selected financial data for each of the five years ended December 31, 1997 through 2001 was derived from the consolidated financial statements of Chicago Mercantile Exchange Holdings Inc. and subsidiaries and should be read in conjunction with the audited financial statements, related notes and other financial information included elsewhere herein. No dividends have been paid to shareholders. We intend to retain our future earnings, if any, for use in the operation and expansion of our business. Any future dividends will be at the discretion of our Board of Directors.

Year ended December 31, (dollars in thousands, except per share data)	*2001*	*2000*	*1999*	*1998*	*1997*
Income Statement Data:					
Revenues[1]	$ 387,153	$ 226,552	$ 210,602	$ 197,165	$ 177,644
Operating expenses	272,788	234,635	203,958	182,972	158,586
Limited partners' interest in earnings of PMT Limited Partnership	—	(1,165)	(2,126)	(2,849)	—
Discontinued operations, net of tax	—	—	—	—	(3,428)
Net income (loss)	68,302	(5,909)	2,663	7,029	8,667
Earnings (loss) per share:[2]					
Basic	$ 2.37	$ (0.21)	$ 0.09	$ 0.24	$ 0.30
Diluted	$ 2.33	$ —	$ 0.09	$ 0.24	$ 0.30
Balance Sheet Data:					
Shareholders' equity	$ 250,369	$ 163,671	$ 168,663	$ 166,897	$ 159,554
Total assets	2,068,881	381,444	303,467	295,090	346,732
Other Data:					
Total trading volume (round turn trades)	411,712	231,110	200,737	226,619	200,742
GLOBEX volume (round turn trades)	81,895	34,506	16,135	9,744	4,388
Open interest at year-end (contracts)	15,039	8,021	6,412	7,282	6,479

[1] For the year ended December 31, 2001, revenues are net of securities lending interest expense. Securities lending transactions began in June 2001.

[2] Earnings per share are presented as if common stock issued on December 3, 2001 had been outstanding for all periods presented. For 2000, diluted loss per share is not presented, since shares issuable for stock options would have an anti-dilutive effect.

Corporate Structure

We are the largest futures exchange in the United States, as measured by 2001 trading volume. Our international marketplace brings together buyers and sellers on our trading floors, as well as through our GLOBEX electronic trading platform and privately negotiated transactions. We offer market participants the opportunity to trade futures contracts and options on futures primarily in four product areas: interest rates, stock indexes, foreign exchange and commodities.

Our exchange was organized in 1898 as a not-for-profit membership organization. Until recently, our business strategy and fee structure were designed to provide profit opportunities for our members. On November 13, 2000, we became the first U.S. financial exchange to become a for-profit corporation by converting membership interests into shares of common stock. As part of our demutualization, we also purchased all of the assets and liabilities of P-M-T Limited Partnership, or PMT, an Illinois limited partnership that operated the GLOBEX electronic trading platform.

On December 3, 2001, we completed our reorganization of Chicago Mercantile Exchange Inc. (CME) into a holding company structure. The reorganization was completed by merging CME into a wholly owned subsidiary of a newly formed holding company, Chicago Mercantile Exchange Holdings Inc. (CME Holdings). In the merger, CME shareholders exchanged their equity interests in CME for similar equity interests in CME Holdings. Prior to the reorganization, CME Holdings had no significant assets or liabilities. Our financial statements have been prepared as if the holding company structure had been in place for all periods presented.

In conjunction with our demutualization and corporate reorganization, we adopted a new for-profit business strategy that is being integrated into our operations. As part of this integration process, we have examined and will continue to examine the fees we charge for our products in order to increase revenues and profitability, while providing incentives for members and non-members to use our markets. In the fourth quarter of 2000 and first quarter of 2001, we implemented changes to our fee structure, which included some fee increases, new fees for services previously provided to members at minimal or no charge and volume discounts to liquidity providers. This new approach to fees contrasts with our historical practices as a not-for-profit organization, which included reductions in fees and payment of rebates when we recorded substantial net income. For example, in 1998 we paid a rebate of $17.9 million to our clearing firms and member brokers.

Overview

Growth in our revenues is driven primarily by the growth in the volume of trades executed on our exchange. Our average daily trading volume increased at a compound annual rate of 19.90% from 1997 to 2001. This rate of growth was significantly impacted by the 78.9% increase in trading volume for the year ended December 31, 2001 when compared to 2000. Volume increased as a result of economic and political factors, enhancements to our product and service offerings and expansion of our electronic and other trade execution choices. Global and national economic and political uncertainty generally results in increased trading activity, as our customers seek to hedge or manage the risks associated with fluctuations in interest rates, equities, foreign exchange and commodities. In recent periods, our trading volumes have been positively affected by the increased volatility in the markets for equity and fixed-income securities. Products and services offered also have a significant effect on volume. We built on earlier successes in our standard S&P 500 and Nasdaq-100 contracts by introducing E-mini versions of the S&P 500 contract in 1997 and the Nasdaq-100 contract in 1999, which are one-fifth the size of the standard contract. These E-mini contracts are traded only through GLOBEX, our electronic trading platform. In addition, we significantly upgraded our GLOBEX electronic trading platform in 1998 and we modified GLOBEX policies, in November 2000, to give more users direct access to our markets. Electronic trading represented 19.9% of total trading volume in 2001, compared to 2.2% in 1997.

In addition to increases in trading volume, revenues have grown as a result of increases to some of our clearing and transaction fees that became effective in the fourth quarter of 2000 and first quarter of 2001. Furthermore, the growth in electronic trading volume has a compound effect on our revenue, because trades executed through GLOBEX are charged fees for using the electronic trading platform in addition to the clearing fees assessed on all transactions executed on our exchange.

The majority of our expenses fall into three categories: salaries and benefits; communications and computer and software maintenance; and depreciation and amortization. With the exception of license fees paid for the trading of our stock index contracts and a component of our trading facility rent that is related to trading volume, expenses do not change substantially with changes in trading volume. The number of transactions processed rather than the number of contracts traded tends to impact expenses. However, revenues can fluctuate significantly with volume changes, and thus our profitability is tied directly to the trading volume generated.

Expenses increased during the five-year period from 1997 to 2001. However, the rate of increase has been lower than the rate of increase in revenues. In particular, stock-based compensation, a non-cash expense, totaled $17.6 million in 2001. Expenses of this nature did not occur prior to 2000, when the expense totaled $1.0 million. In addition, in 2000 we incurred $9.8 million of one-time expenses associated with restructuring of management, our demutualization and the write-off of certain internally developed software that could not be utilized as intended. Other increases in our expenses have been driven primarily by our growing emphasis on technology. In addition, expenses are likely to vary in the future as a result of the stock-based compensation expense we are required to record.

Net operating results for 1998 through 2000 were adversely affected by the limited partners' interest in the earnings of PMT. Prior to our demutualization, PMT owned all rights to electronic trading of our products, received the revenue generated from electronic trading and was charged for our services to support electronic trading. The limited partners were entitled to a portion of the income of PMT, thus reducing net income to us. We purchased PMT's net assets as part of our demutualization. As a result, there has been no reduction in our earnings for the limited partners' interests since that date.

Revenues

Over the past five years, our revenues have grown from $177.6 million in 1997 to $387.2 million in 2001. Our revenues consist of clearing and transaction fees; quotation data fees; communication fees; investment income, including securities lending activities; and other operating revenue. The revenues derived from clearing and transaction fees, which represent 75.5% of revenues in 2001, are determined by three factors: volume, rates and the mix of trades.

Our clearing and transaction fee revenues are tied directly to volume and underlying market uncertainty. We attempt to mitigate the downside of unpredictable volume swings through various means, such as increasing clearing fees, creating volume incentives, opening access to new markets and further diversifying the range of products and services we offer.

Similar to volume, the rate structure for clearing and transaction fees has a significant impact on revenue. We implemented rate increases in the fourth quarter of 2000 and first quarter of 2001 which have had a positive impact on our revenues. The pricing changes in the first quarter of 2001 retained some of the increases from the fourth quarter of 2000; implemented charges for some services previously provided at no charge, such as order routing; altered the pricing structure for access to GLOBEX; and reduced certain fees to stimulate activity in targeted areas. These fee changes are in contrast to the fee rebate of $17.9 million in 1998 that had a negative impact on profitability, as did other fee reductions implemented prior to our demutualization.

The mix of trades reflects the types of products traded, the method by which trades are executed and the percentage of transactions executed by members compared to non-members. All transactions are charged a clearing fee that differs by type of contract traded. Additional fees from trades executed through GLOBEX and privately negotiated transactions have become an increasing source of revenue, as the percentage of trades executed electronically and the volume of privately negotiated transactions have increased. Finally, the percentage of trades attributed to non-members impacts revenue, as higher fees are charged to non-member customers than to members.

Our transaction fee revenues, stated as an average rate per contract, are illustrated in the table below:

Year Ended December 31, (in thousands, except per contract amounts)	*2001*	*2000*	*1999*	*1998*	*1997*
Transaction revenues	$ 292,459	$ 156,649	$ 140,305	$ 126,524	$ 116,917
Total contracts traded	411,712	231,110	200,737	226,619	200,742
Average rate per contract	$ 0.710	$ 0.678	$ 0.699	$ 0.558	$ 0.582

The trend in the average rate per contract is influenced by a variety of factors. As the percentage of trades executed electronically has grown, the average rate per contract has increased from 1997 to 2001. The average rate per contract decreased in 1998 as a result of fee reductions and rebates. The decline in the average rate per contract from 1999 to 2000 resulted primarily from two factors: a larger percentage of trades were executed by members, who are charged lower rates; and there was a decline in demand for some of our product delivery services. The increase in 2001 reflects increases in pricing that were partially offset by a shift in the type of products traded.

Transaction fees are calculated and recorded as revenue when the trade is accepted and processed through our Clearing House. The amount of the fee is affected by several factors. Should any of these factors, such as the membership status of the individual making the trade, require correction in our fee system, a fee adjustment can be processed for a period of three months following the month in which the trade occurred. Based on historical trends, we have established an accrual to allow for the likelihood of future adjustments to fees that have already been recorded as revenue and collected from clearing firms.

Our second largest source of revenue is quotation data fees, which we receive from the sale of our market data. At year-end 2001, more than 48,000 subscribers displayed our data on approximately 190,000 screens worldwide. With the exception of 2000, revenues from quotation data fees have grown steadily over the past five years. In 2000, a lower-priced, non-professional service was offered that increased the number of subscribers but adversely affected revenue as some of our existing customers switched to this lower-priced service. In addition, one of our major vendors declared bankruptcy, which had a negative effect on our income from quotation data fees in 2000 and 2001. The pricing of quotation data services was increased on March 1, 2001 as part of the pricing changes implemented in 2001.

Investment income represents earnings from our general investment portfolio, as well as income generated by the short-term investment of clearing firms' cash performance bonds and security deposits. Investment income has fluctuated with operating results. Investment income also is affected by changes in the levels of cash performance bonds deposited by clearing firms, which in turn is a function of the type of collateral used to meet performance bond requirements, the number of open positions held by clearing firms and volatility in our markets. As a result, the amount of cash deposited by clearing firms is subject to significant fluctuation. For example, cash performance bonds and security deposits totaled $855.2 million at December 31, 2001, compared to $156.0 million at December 31, 2000.

Beginning late in the second quarter of 2001, we entered into securities lending transactions utilizing a portion of the securities that clearing firms deposited to satisfy their proprietary performance bond requirements. Securities lending interest income is presented separately in the consolidated statements of income. Substantial interest expense is incurred as part of this securities lending activity and is presented as a deduction from total revenues to arrive at revenues, net of securities lending interest expense.

Communication fees consist of charges to members and firms that utilize our various telecommunications networks and communications services. Revenue from communication fees is dependent on open outcry trading, as a significant portion relates to telecommunications on the trading floor. There is a corresponding variable expense associated with providing these services.

GLOBEX access fees are the connectivity charges to customers of our electronic trading platform. The fee each customer is charged will vary depending on the type of connection provided. There is a corresponding communication expense associated with providing these connections that also varies based on the type of connection selected by the customer.

Other operating revenue is composed of fees for trade order routing and various services to members, as well as fees for administering our Interest Earning Facilities. We offer clearing firms the opportunity to invest cash performance bonds in an Interest Earning Facility (IEF®). These clearing firms receive interest income, and we receive a fee based on total funds on deposit. Other operating revenue also includes trading revenue generated by GFX, our wholly owned subsidiary that trades in foreign exchange futures contracts to enhance liquidity in our markets for these products.

A substantial portion of our clearing and transaction fees, telecommunications fees and various service charges included in other operating revenue, are billed to the clearing firms of the exchange. The majority of clearing and transaction fees received from clearing firms represent charges for trades executed on behalf of the customers of the various clearing firms. There are currently approximately 60 clearing firms. Should a clearing firm withdraw from CME, we believe the customer portion of that firm's trading activity would most likely transfer to another clearing firm. Therefore, we do not believe that the exchange is exposed to significant risk from the loss of revenue received from any particular clearing firm.

Expenses

Salaries and benefits expense is our most significant expense and includes employee wages, bonuses, related benefits and employer taxes. Changes in this expense are driven by increases in wages as a result of inflation or labor market conditions, the number of employees, rates for employer taxes and price increases affecting benefit plans. Annual bonus payments also vary from year to year and have a significant impact on total salaries and benefits expense. The number of employees increased from 865 at December 31, 1997 to 1,057 at December 31, 2001.

Stock-based compensation is the expense for stock options and restricted stock grants. The most significant portion of this expense relates to our CEO's stock option, granted in February 2000 for 5% of all classes of our outstanding common stock. The option was treated as a stock appreciation right prior to our demutualization. At the date of demutualization, fixed accounting treatment was adopted for the Class A shares included in this option. Variable accounting treatment was required for the Class B shares included in the option beginning in the second quarter of 2001. As a result, this expense now fluctuates based on changes in the value of the the trading rights on our exchange, which are associated with our Class B shares. In the second quarter of 2001, restricted stock grants were awarded to certain employees, and the expense associated with these grants comprises the balance of our stock-based compensation expense.

Occupancy costs consist primarily of rent, maintenance and utilities for our offices, trading facilities and remote data center. Our office space is primarily in Chicago, although smaller offices are located in Washington, D.C., London and Tokyo. Occupancy costs are relatively stable, although our trading floor rent fluctuates to a limited extent based on open outcry trading volume.

Professional fees, outside services and licenses expense consists primarily of consulting services provided for major technology initiatives, license fees paid as a result of trading volume in stock index products, and legal and accounting fees. This expense fluctuates primarily as a result of changes in requirements for consultants to complete technology initiatives, stock index product trading volume changes that impact license fees, and other major undertakings that require the use of professional services, such as the demutualization and holding company reorganization.

Communications and computer and software maintenance expense consists primarily of costs for network connections with our GLOBEX customers; maintenance of the hardware and software required to support our technology; telecommunications costs of our exchange; and fees paid for access to market data. This expense is affected primarily by the growth of electronic trading. Our computer and software maintenance costs are driven by the number of transactions processed, not the volume of contracts traded. Currently, we process approximately 70% of total transactions electronically, which represent approximately 20% of total contracts traded.

Depreciation and amortization expense results from the depreciation of fixed assets purchased, as well as amortization of purchased and internally developed software. This expense increased as a result of significant technology investments in equipment and software that began in late 1998 and led to additional depreciation and amortization in the following years.

Public relations and promotion expense consists primarily of media, print and other advertising expenses, as well as expenses incurred to introduce new products and promote our existing products and services. Also included are seminar, conference and convention expenses for attending trade shows.

Other operating expense consists primarily of travel, staff training, fees incurred in providing product delivery services to customers, stipends for the Board of Directors, interest for equipment purchased under capital leases, meals and entertainment, fees for our credit facility and various state and local taxes. Other operating expense fluctuates, in part, due to changes in demand for our product delivery services and decisions regarding the manner in which to purchase capital equipment. Certain expenses, such as those for travel and entertainment, are more discretionary in nature and can fluctuate from year to year as a result of management decisions.

Key Statistical Information

The following table presents key information on volume of contracts traded, expressed in round turn trades, as well as information on open interest and notional value of contracts traded.

Year Ended December 31,	*2001*	*2000*	*1999*	*1998*	*1997*
Average Daily Volume:					
Product area:					
Interest rate	1,091,846	550,810	475,023	574,829	522,835
Equity	425,149	258,120	189,984	174,840	116,801
Foreign exchange	89,290	76,615	94,747	113,948	119,429
Commodity	34,003	31,575	33,671	35,664	34,562
Total Average Daily Volume	1,640,288	917,120	793,425	899,281	793,627
Method of trade:					
Open outcry	1,282,147	754,049	698,011	830,687	752,273
GLOBEX	326,274	136,928	63,782	38,668	17,343
Privately negotiated	31,867	26,143	31,632	29,926	24,011
Total Average Daily Volume	1,640,288	917,120	793,425	899,281	793,627
Largest Open Interest (contracts)	18,900,911	9,324,154	8,799,641	10,174,734	8,305,804
Total Notional Value (in trillions)	$293.9	$155.0	$138.3	$161.7	$184.6

Results of Operations for the Twelve Months Ended December 31, 2001 and 2000

Overview

Our operations for the year ended December 31, 2001 resulted in net income of $68.3 million compared to a net loss of $5.9 million for the year ended December 31, 2000. Our improved operating results were driven by a $170.0 million, or 75.1%, increase in total revenues. Revenues, net of securities lending interest expense, increased $160.6 million, or 70.9%. This increase in revenues was partially offset by a $38.2 million, or 16.3%, increase in expenses in 2001 when compared to 2000. Excluding stock-based compensation, which represented a non-cash expense of $17.6 million, our net income for 2001 would have been $78.8 million compared to a loss of $5.3 million for 2000.

During 2001, the U.S. Federal Reserve Board lowered the Fed funds rate on 11 occasions, resulting in a total reduction of 4.75%. The increased need for risk management instruments resulting from this interest rate volatility led to increased volume in our Eurodollar contract. Our Eurodollar contract also became a benchmark for the industry, contributing to its volume growth. Concerns and uncertainty about the global and national economy, interest rates and the performance of U.S. stocks that had resulted in increased trading volume throughout 2001 were magnified after the terrorist attacks of September 11. In addition, opening access to our electronic trading platform and improved performance of that platform, coupled with uncertainty over the economy and interest rates, resulted in increased trading volume in our stock index products.

Revenues

Total revenues increased $170.0 million, or 75.1%, from $226.6 million for 2000 to $396.6 million for 2001. Revenues, net of securities lending interest expense, increased $160.6 million, or 70.9%, from 2000 to 2001. The increase in revenues is attributable primarily to a 78.9% increase in average daily trading volume in 2001, establishing an exchange record and making our exchange the largest futures exchange in the United States, based on annual trading volume, for the first time. In 2001, we also experienced record levels of electronic trading that resulted in average daily GLOBEX volume of 326,274 contracts, representing 19.9% of our trading volume and an increase of 138.3% compared to 2000. These increased volume levels resulted from uncertainty over interest rates and volatility in U.S. stocks, a diverse product offering, our new open access policy for GLOBEX and volume discounts available to customers using our markets to manage their financial risk. Finally, a new pricing framework announced in December 2000 that took effect in the first quarter of 2001 resulted in additional revenue.

Clearing and Transaction Fees. Clearing and transaction fees and other volume-related charges increased $135.9 million, or 86.7%, from $156.6 million in 2000 to $292.5 million in 2001. Total trading volume increased 78.1% from 231.1 million contracts, our previous trading volume record established in 2000, to 411.7 million contracts for 2001. Many other volume records were established in 2001. Trading volume of 3.3 million contracts on November 15, 2001 established a new single-day trading volume record. Trading volume for the month of November 2001 also established a new monthly record, with 45.3 million contracts traded. This growth in total volume, and the related increase in clearing fees, was compounded by additional GLOBEX transaction fees resulting from a 138.3% increase in electronic trading volume from 2000 to 2001. In addition to increased volume, revenue was favorably impacted by changes to our pricing structure that were implemented in the first quarter of 2001.

In response to the terrorist attacks in the United States, our markets closed early on September 11, 2001, and our exchange remained closed on September 12, 2001. Trading resumed on September 13, 2001. However, equity index products did not trade for an additional two business days, until September 17, 2001, when the equity markets in the U.S. resumed trading.

The following table shows the average daily trading volume in our four product areas and the portion that was traded electronically through the GLOBEX platform:

Product Area	*2001*	*2000*	*Percentage Increase*
Interest rate	1,091,846	550,810	98.2%
Equity	425,149	258,120	64.7
Foreign exchange	89,290	76,615	16.5
Commodity	34,003	31,575	7.7
Total Volume	1,640,288	917,120	78.9
GLOBEX Volume	326,274	136,928	138.3
GLOBEX Volume as a Percent of Total Volume	19.9%	14.9%	

While we experienced increased volume in all products, the most significant increases were experienced in interest rate and equity products. This increased volume reflected market dynamics in U.S. stocks and interest rates, as well as the effect of volume discounts and increased access to our electronic trading platform. These measures were designed to stimulate additional activity in a time of volatility in interest rates and U.S. equities.

Quotation Data Fees. Quotation data fees increased $12.0 million, or 33.0%, from $36.3 million in 2000 to $48.3 million in 2001. On March 1, 2001, we implemented a fee increase for professional subscribers. At year-end 2001, more than 48,000 subscribers displayed our data on approximately 190,000 screens worldwide. In addition, while we maintained our non-professional market data offering, the service was changed from real-time streaming to one-minute snapshots of market data. This led some of our subscribers to convert to the higher-priced professional service. In addition, our 2000 revenue was adversely impacted by the bankruptcy filing of one of our larger vendors.

Communication Fees. Communication fees were relatively constant, experiencing a decrease of $0.1 million, from $9.4 million in 2000 to $9.3 million in 2001.

Investment Income. Investment income decreased $0.7 million, or 8.0%, from $9.7 million in 2000 to $9.0 million in 2001. The decline resulted primarily from a decrease in interest rates, which had a negative impact on the rate earned on funds invested. Also, there was a $0.2 million decrease in the investment results of our non-qualified deferred compensation plan which did not impact our net income, as there was an equal reduction to our salaries and benefits expense. Partially offsetting these decreases was investment income generated by additional funds available for investment as a result of our improved financial performance. Also, cash performance bonds deposited by clearing firms increased from 2000 to 2001, resulting in additional investment income in 2001.

Securities Lending Interest Income and Expense. Securities lending interest income was $10.7 million in 2001. There was no similar income for 2000, as our securities lending activity began in June 2001. Securities lending is limited to a portion of the securities that clearing firms deposit to satisfy their proprietary performance bond requirements. Securities lending interest expense was $9.5 million in 2001. There was no similar expense for 2000. This expense is an integral part of our securities lending program and is required to engage in securities lending transactions. Therefore, this expense is presented in the consolidated statements of income as a reduction of total revenues.

GLOBEX Access Fees. GLOBEX access fees increased $8.0 million, or 201.9%, from $4.0 million in 2000 to $12.0 million in 2001. In addition to the growth in the number of GLOBEX users, there were changes to fees charged for access to GLOBEX and expansion of the number of access choices.

Other Operating Revenue. Other operating revenue increased $4.4 million, or 41.7%, from $10.5 million in 2000 to $14.9 million in 2001. The majority of this increase, or $2.3 million, is attributable to increased fees associated with managing our Interest Earning Facility program. Fees earned are directly related to amounts deposited in each IEF. In addition, the comprehensive pricing changes implemented in the first quarter of 2001 resulted in additional revenue from floor access charges, booth rental on our trading floors and order routing services. Finally, sales of our SPAN software increased by $0.3 million in 2001 compared to 2000. Partially offsetting these increases was a $0.6 million decrease in the trading revenue generated by GFX and our share of the net loss of OneChicago, LLC, the joint venture established in August 2001 for the trading of single stock futures.

Expenses

Total operating expenses increased $38.2 million, or 16.3%, from $234.6 million in 2000 to $272.8 million in 2001. This increase was attributed primarily to the increase in non-cash stock-based compensation, as well as salaries and benefits. Excluding the increase resulting from stock-based compensation, expenses increased $21.5 million, or 9.2% from 2000 to 2001.

Salaries and Benefits Expense. Salaries and benefits expense increased $11.1 million, or 11.9%, from $94.1 million in 2000 to $105.2 million in 2001. Included in this expense in 2000 were $4.3 million of one-time expenses relating to the restructuring of management that included a sign-on bonus for our new President and CEO hired in February 2000 and expenses related to severance payments to departing executives with employment contracts. Excluding these one-time charges, salaries and benefits increased $15.5 million, or 17.3%, in 2001, as a result of an increase in overall compensation levels and employee bonus expense, coupled with related increases in pension expense, employment taxes and employee benefits costs. The number of employees increased 7.1% from year-end 2000 to year-end 2001. These increases were compounded by a reduction in the number of technology staff utilized for internally developed software initiatives in 2001 when compared to 2000. As a result, more employee-related costs were expensed, rather than being capitalized as part of the development of internal use software.

Stock-Based Compensation Expense. Stock-based compensation, a non-cash expense, increased $16.6 million, from $1.0 million in 2000 to $17.6 million in 2001. This increase was primarily the result of the increase in value of the trading rights on our exchange associated with the Class B shares included in the stock option granted to our CEO in 2000. Prior to our demutualization in November 2000, the expense relating to this option was recognized as a stock appreciation right using variable accounting as prescribed under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related pronouncements. Since demutualization, fixed accounting treatment has been adopted for the Class A shares included in the option. However, variable accounting has been required for the Class B shares beginning in the second quarter of 2001. The Class B portion of the option represented $16.4 million of our stock-based compensation expense in 2001.

Occupancy Expense. Occupancy expense increased $0.8 million, or 4.0%, from $19.6 million in 2000 to $20.4 million in 2001. This is primarily the result of an increase in rent expense related to our trading floors, as a portion of this rent is directly related to increased open outcry trading volume.

Professional Fees, Outside Services and Licenses Expense. Professional fees, outside services and licenses increased $4.2 million, or 18.0%, from $23.1 million in 2000 to $27.3 million in 2001. Professional fees for technology-related initiatives, net of the reduction for the portion that relates to the development of internal use software and is capitalized rather than expensed, increased $4.5 million in 2001 when compared to 2000. Major initiatives in 2001 included improvements to the Application Program Interface (API) to GLOBEX, work on enhancing the ability to execute sophisticated spread trades in GLOBEX, and improvements to our Web site. In addition, there was a $0.9 million increase in license fees resulting from increased stock index product trading volume. We also incurred fees in 2001 relating to our reorganization into a holding company structure. In 2000, we completed our management restructuring and demutualization that resulted in recruiting, legal and other professional fees that were not repeated in 2001.

Communications and Computer and Software Maintenance Expense. Communications and computer and software maintenance expense increased $1.7 million, or 4.0%, from $41.9 million in 2000 to $43.6 million in 2001. As a result of a new contract with our communications provider, communication costs related to GLOBEX connections increased modestly despite the increased number of customers utilizing our electronic trading platform. In addition, our hardware and software maintenance costs increased in 2001 as a result of technology-related purchases.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $4.1 million, or 12.4%, from $33.5 million in 2000 to $37.6 million in 2001. This increase was attributed primarily to depreciation of the cost of equipment and software purchased late in 2000, as well as amortization on internally developed software completed in 2001 and the second half of 2000.

Public Relations and Promotion Expense. Public relations and promotion expense increased $1.1 million, or 21.2%, from $5.2 million in 2000 to $6.3 million in 2001. In response to the terrorist attacks on September 11, 2001, we established the Chicago Mercantile Exchange Foundation with an initial contribution of $1.0 million to be distributed to various agencies and charities offering relief and support to the victims and their families. In addition, in 2001 promotion expense was affected by increased spending on direct advertising offset by reduced expenditures for trade shows and specific product promotions.

Other Operating Expense. Other operating expense decreased $1.4 million, or 9.3%, from $16.1 million in 2000 to $14.7 million in 2001. This decrease was due primarily to a $2.7 million write-off of previously capitalized software development costs during 2000. It was determined that the software would not be utilized as intended. A similar write-off of $0.3 million occurred in 2001. Other factors affecting these expenses in 2001 included a reduction in travel and entertainment when compared to 2000, offset by the expense associated with the settlement of certain litigation in 2001.

During 2000, the limited partners' interest in the earnings of PMT was $1.2 million. We purchased the net assets of PMT on November 13, 2000 as part of our demutualization. Therefore, there was no reduction in earnings during 2001 as a result of the sharing of profits with the limited partners of this entity.

Income Tax Provision

We recorded a tax provision of $46.1 million in 2001, compared to a tax benefit of $3.3 million in 2000. The effective tax rate was 40.3% in 2001 and 36.1% in 2000.

Results of Operations for the Twelve Months Ended December 31, 2000 and 1999

Overview

We experienced a net loss of $5.9 million in 2000, compared to net income of $2.7 million in 1999. The change was due primarily to several one-time expenses in 2000 and increased technology-related expenses. As a result, overall expense increases outpaced the growth in revenue.

Revenues

Total revenues increased $16.0 million, or 7.6%, from $210.6 million in 1999 to $226.6 million in 2000.

Clearing and Transaction Fees. Clearing and transaction fees accounted for 69.1% of total revenues in 2000. Clearing and transaction fee revenues increased $16.3 million, or 11.6%, from $140.3 million in 1999 to $156.6 million in 2000. This increase was due primarily to a 15.1% increase in total trading volume in 2000 over 1999, setting a new annual volume record at that time of 231.1 million contracts. The increase in trading volume was due primarily to uncertainty over interest rates and the 2000 U.S. presidential election that resulted in strong volume in our interest rate and stock index products as a way to help manage financial risk. Total electronic trading volume on our GLOBEX platform in 2000 rose 113.8% to 34.5 million contracts and accounted for 14.9% of total volume.

The following table shows the average daily trading volume in our four product areas and the portion that was traded electronically through the GLOBEX platform:

Product Area	*2000*	*1999*	*Percentage Increase/ (Decrease)*
Interest rate	550,810	475,023	16.0%
Equity	258,120	189,984	35.9
Foreign exchange	76,615	94,747	(19.1)
Commodity	31,575	33,671	(6.2)
Total Volume	917,120	793,425	15.6
GLOBEX Volume	136,928	63,782	114.7
GLOBEX Volume as a Percent of Total Volume	14.9%	8.0%	

In addition to the increase in trading volume, clearing and transaction fee revenue rose as a result of a fee increase that went into effect on October 1, 2000. The fee increase was replaced with a new, strategically designed fee structure that went into effect primarily on January 1, 2001. The new pricing structure reflects our business strategy as a for-profit corporation.

Quotation Data Fees. Quotation data fees decreased $6.7 million, or 15.6%, from $43.0 million in 1999 to $36.3 million in 2000. The decrease was a result of lower promotional fees charged to non-professional subscribers. This special promotional fee was eliminated in 2001. While the total number of subscribers increased from 1999 to 2000, a portion of our existing subscribers switched to the new non-professional service at a lower monthly fee. In addition, the likelihood of collecting certain receivables outstanding at December 31, 2000 appeared questionable. The resulting reserve against receivables reduced revenue in 2000 by $1.4 million.

Communication Fees. Communication revenue increased $1.2 million, or 15.0%, from $8.2 million in 1999 to $9.4 million in 2000. The increase was a result of rate increases to users of our telecommunications system.

Investment Income. Investment income increased $0.6 million, or 7.1%, from $9.1 million in 1999 to $9.7 million in 2000. Investment income generated by increased cash performance bonds was partially offset by net sales of financial assets in the general investment portfolio.

GLOBEX Access Fees. GLOBEX access fees increased $2.1 million, or 109.1%, from $1.9 million in 1999 to $4.0 million in 2000. The total number of GLOBEX terminals increased more than 30% during 2000, resulting in additional revenue.

Other Operating Revenue. Other operating revenue increased $2.4 million, or 29.3%, from $8.1 million in 1999 to $10.5 million in 2000. Trading gains of GFX increased by $2.0 million in 2000 compared to 1999, and there was an increase in fees generated as a result of our Interest Earning Facility program. Partially offsetting these increases was a decline in consulting revenue generated for work completed by us for ParisBourse^{SBF}SA. Since this consulting arrangement was concluded in 1999, there was no similar revenue in 2000.

Expenses

Total operating expenses increased $30.6 million, or 15.0%, from $204.0 million in 1999 to $234.6 million in 2000. Excluding approximately $9.8 million of one-time expenses in 2000, the increase was $20.8 million, or 10.2%. Technology-related expenses of $100.1 million increased $23.2 million, as we continued to invest in trading and clearing systems. In electronic trading, we made significant capacity and performance enhancements to GLOBEX to support our new open access policy approved in 2000. We continued to upgrade our clearing technology and made advances in furthering alliances with other exchanges. Clearing infrastructure enhancements enabled us to launch the world's first cross-border, cross-margining program with the London Clearing House. Other enhancements included an upgraded real-time mutual offset system with Singapore Exchange Derivatives Trading Ltd. (SGX), improved asset management capabilities for exchange customers and a more flexible and streamlined clearing process. Seeking new growth opportunities by leveraging our established clearing house expertise, we explored opportunities in the e-business market in 2000 and incurred $0.9 million in related expenses.

Salaries and Benefits Expense. Salaries and benefits expense increased $13.1 million, or 16.2%, from $81.0 million in 1999 to $94.1 million in 2000. In January 2000, we entered into an employment agreement with our new President and CEO that stipulated payment of a sign-on bonus. In addition, three executives with employment contracts resigned during the first quarter of 2000. The payments required by these contracts, a rise in overall compensation levels, and the related effect on employment taxes and employee benefit costs accounted for the remainder of the increase in salaries and benefits.

Stock-based Compensation Expense. Stock-based compensation expense of $1.0 million resulted from the expense relating to the stock option granted to our CEO in 2000. We adopted fixed accounting treatment for the shares of Class A common stock included in the option under APB Opinion 25, "Accounting for Stock Issued to Employees," as of the date of demutualization. As of December 31, 2000, we had not measured compensation expense relating to the shares of Class B common stock included in the option, as there are insufficient authorized Class B shares.

Occupancy Expense. Occupancy costs increased $1.8 million, or 10.4%, from $17.8 million in 1999 to $19.6 million in 2000. In 1999, reductions in real estate taxes, combined with credits from the landlord for operating expenses, resulted in one-time savings and represented the majority of the variance between 1999 and 2000.

Professional Fees, Outside Services and Licenses Expense. Professional fees, outside services and licenses decreased $5.2 million, or 18.3%, from $28.3 million in 1999 to $23.1 million in 2000. The decrease resulted primarily from a $3.7 million decline in expenditures relating to major technology initiatives that were substantially completed in 1999. Additional savings resulted from a $0.8 million reduction in recruiting costs, a $0.4 million reduction in ongoing legal and accounting fees and a decrease in the use of temporary employees. Also, in 1999, certain professional fees were incurred for projects that were concluded the same year, including $0.9 million in professional fees relating to the development of our strategic plan, $0.9 million for services associated with the launch of side-by-side electronic trading of our Eurodollar products and $0.7 million in professional fees for certain enhancements to GLOBEX. These savings were partially offset by a $1.3 million increase in legal costs and professional fees associated with our demutualization and a $0.9 million increase in license fees incurred as a result of increased trading volume in our equity products in 2000 when compared to 1999.

Communication and Computer and Software Maintenance Expense. Communication and computer and software maintenance expense increased $13.5 million, or 47.4%, from $28.4 million in 1999 to $41.9 million in 2000. Communication costs rose $9.1 million, or 38.9%, as a result of additional GLOBEX electronic trading subscribers. The number of GLOBEX terminals increased more than 30% in 2000. In addition, software and related maintenance costs increased by $3.3 million in 2000 compared to 1999 as a result of technology initiatives.

Depreciation and Amortization Expense. Depreciation and amortization increased $8.2 million, or 32.5%, from $25.3 million in 1999 to $33.5 million in 2000. The increase was due to the amortization of completed capitalized software development, additional depreciation expense resulting from software and computer equipment purchases made in 2000 and late in 1999 and the change in depreciable lives of such software and computer equipment from five years to four years.

Public Relations and Promotion Expense. Public relations and promotion expense decreased $2.5 million, or 32.2%, from $7.7 million in 1999 to $5.2 million in 2000, due primarily to the elimination or reduction of certain incentive programs related to specific contracts offered on our exchange.

Other Operating Expense. Other operating expense increased $0.6 million, or 4.2%, from $15.5 million in 1999 to $16.1 million in 2000. The increase resulted from a $2.7 million write-off during the second quarter of 2000 of previously capitalized software development costs. It was determined that the software would not be utilized as intended. Partially offsetting this were decreases in travel and entertainment expenses as well as in various state and local taxes.

The limited partners' interest in the earnings of PMT was $1.2 million for the period January 1, 2000 through November 13, 2000, the date of the sale of PMT's net assets to us as part of our demutualization, compared to $2.1 million in 1999. A decline in the operating results of PMT, and the corresponding decline in the limited partners' interest in the earnings of PMT in 2000, was due to higher operating costs associated with electronic trading. The fact that PMT operated for less than a full year also reduced its profits compared to 1999. The impact of these factors was partially offset by an increase in the net income of GFX in 2000, a portion of which was allocated to PMT.

Income Tax Provision

A benefit for income taxes of $3.3 million was recorded for the twelve months ended December 31, 2000 as a result of operating losses during this period. The effective income tax rate for the period was 36.1%. The benefit will be realized through a tax loss carryback to offset a prior year's taxable income.

Liquidity and Capital Resources

Cash and cash equivalents totaled $69.1 million and $30.7 million at December 31, 2001 and 2000, respectively. The increase is due to two factors. The change resulted primarily from improved operating performance. In addition, at December 31, 2001, a larger portion of our general investment portfolio was held in short-term instruments, and considered to be a cash equivalent, when compared to December 31, 2000. The balance retained in cash and cash equivalents is a function of anticipated or possible short-term cash needs, prevailing interest rates and alternative investment choices.

Other current assets readily convertible into cash include investments as well as accounts receivable. When combined with cash and cash equivalents, these assets comprised 60.9% of our total assets, excluding investment of securities lending proceeds and cash performance bonds and security deposits, at December 31, 2001 compared to 45.9% at December 31, 2000. This improvement is a result of improved operating results that increased cash, receivables and investments from year-end 2000 levels. Investment of securities lending proceeds, as well as cash performance bonds and security deposits, are excluded from total assets for purposes of this comparison as these assets vary significantly in amount and there are equal and offsetting current liabilities for these assets.

Historically, funding requirements have been satisfied by the cash flow generated by operations. Net cash provided by operating activities was $120.6 million for 2001 and $33.0 million for 2000. The cash provided by operations increased in 2001 as a result of our improved operating results. The increase in net cash provided by operating activities exceeded our net income in 2001 primarily as a result of increases in non-cash expenses, such as depreciation and stock-based compensation, that do not adversely impact our cash flow. Stock-based compensation totaled $17.6 million in 2001, compared to $1.0 million in 2000.

For the year ended December 31, 2001, net cash used in investing activities was $78.2 million, compared to $13.0 million for 2000. As a result of our improved operating results in 2001, purchases of investments that require the use of cash exceeded sales and maturities by $46.5 million. This is in contrast to 2000, when sales and maturities from our investment portfolio that generated cash exceeded purchases by $16.4 million. In addition, in 2001, purchases of property increased $5.1 million when compared to 2000. In 2000, cash used in investing activities was increased by the $4.2 million payment to the limited partners of PMT to complete the purchase of PMT.

Net cash used in financing activities was $3.9 million for 2001 and $3.6 million for 2000, representing scheduled payments on capital leases.

Capital expenditures, which includes expenditures for purchased and internally developed software as well as equipment acquired utilizing capital leases, have varied significantly from 1999 through 2001, as demonstrated in the table below:

Year Ended December 31, (in millions, except percentages)	*2001*	*2000*	*1999*
Total Capital Expenditures	$ 36.5	$ 27.1	$ 63.2
Technology	32.3	21.6	50.8
Percent for Technology	88.3%	79.9%	80.2%

This highlights our commitment to continual enhancements to the technology we employ. These enhancements have been for our electronic trading platform as well as for our open outcry facilities. The significant expenditures in 1999 included $31.2 million for additional equipment and upgrades to our data center, expenditures for hardware and software required for year 2000 compliance and an improvement to our back-up recovery capabilities. Capital expenditures in 1999 also were made in connection with an upgrade to GLOBEX, which represented a significant portion of the $15.3 million of capitalized costs for staff and consultants who completed work on internally developed software. In 2001, capital expenditures for technology included $13.9 million for purchased and internally developed software, as well as $17.3 million in equipment purchases for our data centers. These purchases were attributed primarily to increased capacity requirements to our electronic platform as a result of increased trading volume. This necessitated increased equipment and software licenses. Continued capital expenditures for technology are anticipated as our electronic trading platform is expanded and we continue to improve the technology utilized as part of our open outcry facilities.

Other than technology, significant expenditures in 1999 included an upgrade to the telecommunications systems at a cost of $2.4 million and exchange-wide purchases that were required in anticipation of the new millennium. Each year capital expenditures are also incurred for improvements to our trading floor facilities, offices, telecommunications capabilities and other operating equipment.

We maintain a line of credit with a consortium of banks to be used in certain situations, such as a disruption in the domestic payments system that would delay settlement between our exchange and our clearing firms or in the event of a clearing firm default. The line of credit has never been utilized. On October 19, 2001, as part of the scheduled renewal, the amount of the line of credit was increased from $350.0 million to $500.0 million. In addition to raising the amount of the line of credit, the new credit agreement is collateralized by clearing firm security deposits held by us in the form of U.S. Treasury or agency securities, as well as security deposit funds in Interest Earning Facility2.

If operations do not provide sufficient funds to complete capital expenditures, the general investment portfolio is reduced to provide the needed funds or assets are acquired through capital leases.

Quantitative and Qualitative Disclosure About Market Risk

Market risk represents interest rate risk relating to the investments held by our exchange, as well as derivative trading risk associated with GFX. With respect to interest rate risk, a change in market interest rates would impact interest income from temporary cash investments, cash performance bonds and security deposits, variable rate investment securities and new purchases of investment securities. Changes in market interest rates also would have an effect on the fair value of investment securities held. GFX engages in the purchase and sale of our foreign exchange futures contracts to promote liquidity in our products and subsequently enters into offsetting transactions using futures contracts or spot foreign exchange transactions to limit market risk. Net position limits have been established for each trader. These position limits were increased in 2001 and at December 31, 2001, the aggregate notional value of the net position limits was $12.0 million.

Interest Rate Risk

Interest income from investment securities, temporary cash investments and cash performance bonds and security deposits was $8.9 million in 2001. Realized and unrealized gains (losses) in the investment portfolio totaled ($1.4) million, $0.6 million and $0.7 million in 1999, 2000 and 2001, respectively. For the year ended December 31, 2001, additional interest income of $10.7 million and interest expense of $9.5 million were generated by securities lending activities. At December 31, 2001, our investment portfolio consisted primarily of U.S. government agency, corporate, state and municipal securities, including approximately $4.2 million in variable rate securities. Contractual maturities and interest coupon rates for fixed rate investment securities at December 31, 2001 were as follows *(in thousands)*:

Year	*Principal Amount*	*Average Interest Rate*
2002	$ 7,270	6.8%
2003	11,555	4.9
2004	18,335	5.5
2005	21,681	5.1
2006	21,550	5.6
2007	4,815	5.4
Total	$ 85,206	5.4%

Derivative Trading Risk

At December 31, 2001, GFX held futures positions with a notional value of $102.3 million, offset by a similar amount of spot foreign exchange positions, resulting in a zero net position. All positions are marked to market through a charge or credit to income on a daily basis. Net trading gains were $2.4 million, $4.4 million and $3.8 million for 1999, 2000 and 2001 respectively.

Accounting Matters

Recent Accounting Pronouncements

At this time, we do not believe that any recently issued accounting standards which require adoption in the future will have a material impact on our financial condition or operating results.

Critical Accounting Policies

The notes to consolidated financial statements include disclosure of our significant accounting policies. In establishing these policies within the framework of U.S. generally accepted accounting principles, management must make certain assessments, estimates and choices that will result in the application of these principles in a manner that appropriately reflects our financial condition and results of operations. Critical accounting policies are those policies that we believe present the most complex or subjective measurements and have the most potential to impact our financial position and operating results. While all decisions regarding accounting policies are important, we believe there are three accounting policies that could be considered critical. These three critical policies, which are presented in detail in the notes to consolidated financial statements, relate to securities lending; stock-based compensation; and clearing and transaction fees.

With respect to securities lending, we have elected to present the interest expense associated with this activity as a reduction of total revenues and present revenues, net of securities lending interest expense in the consolidated statements of income. Due to the nature of securities lending transactions, a substantial amount of interest expense is incurred in relation to the total interest income from this activity. While generally accepted accounting principles require that interest income and interest expense be disclosed separately, we believe the income statement presentation adopted provides the best insight into our revenues and expenses.

The accounting for stock-based compensation is complex and, under certain circumstances, generally accepted accounting principles allow for alternative methods. As permitted, we have elected to account for stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25 rather than the alternative fair value method, prescribed in Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock Based Compensation." Fixed accounting treatment has been adopted for stock grants relating to our Class A common stock while variable accounting is required for the Class B common stock options. We have elected the accelerated method for recognizing the expense related to stock options. As a result of this election and the vesting provisions of our stock grants, a greater percentage of the total expense for all options is recognized in the first years of the vesting period than would be recorded if we elected the straight-line method.

Clearing and transaction fees are recorded as revenue and collected from clearing firms on a monthly basis. Several factors affect the fees charged for a trade, including whether the individual making the trade has trading privileges on our exchange. In the event inaccurate information has resulted in an incorrect fee, the clearing firm has a period of three months following the month in which the trade occurred to submit the correction and have the fee adjusted. When preparing financial statements for a reporting period, an estimate of anticipated fee adjustments applicable to that period is recorded as a liability with a corresponding reduction to clearing and transaction fee revenue. This estimate is based on historical trends for such adjustments.

MANAGEMENT'S FINANCIAL RESPONSIBILITY AND REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Management is responsible for preparation of the accompanying financial statements. The statements were prepared in accordance with generally accepted accounting principles, which included amounts based on management's best estimates and judgments.

Arthur Andersen LLP, independent public accountants, has audited our financial statements as described in their report.

The Company maintains financial control systems designed to provide reasonable assurance, at appropriate cost, that transactions authorized by management are recorded and reported properly in the consolidated financial statements, and that assets are adequately safeguarded. The control environment is complemented by the Company's internal audit function, which evaluates the adequacy of controls, policies and procedures, as well as adherence to them, and recommends improvements when applicable.

The Audit Committee of the Board of Directors meets with Arthur Andersen LLP and the internal auditors in the presence of management, as well as privately, without management present. It monitors and reviews matters relating to internal controls, accounting, auditing, financial reporting and auditor independence. Both the internal auditors and the independent auditors have unrestricted access to the Committee.

James J. McNulty
President and Chief Executive Officer

David G. Gomach
Managing Director and Chief Financial Officer

Nancy W. Goble
Director and Controller

To the Board of Directors and Shareholders of Chicago Mercantile Exchange Holdings Inc.:

We have audited the accompanying consolidated balance sheets of Chicago Mercantile Exchange Holdings Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Mercantile Exchange Holdings Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Chicago, Illinois
February 19, 2002

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31, (dollars in thousands, except per share amounts)	*2001*	*2000*	*1999*
Revenues			
Clearing and transaction fees	$ 292,459	$ 156,649	$ 140,305
Quotation data fees	48,250	36,285	43,005
Communication fees	9,330	9,391	8,165
Investment income	8,956	9,736	9,091
Securities lending interest income *(note 3)*	10,744	—	—
GLOBEX access fees	11,987	3,971	1,899
Other operating revenue	14,904	10,520	8,137
Total Revenues	396,630	226,552	210,602
Securities lending interest expense *(note 3)*	(9,477)	—	—
Revenues, net of securities lending interest expense	387,153	226,552	210,602
Expenses			
Salaries and benefits *(note 13)*	105,227	94,067	80,957
Stock-based compensation *(note 15)*	17,639	1,032	—
Occupancy	20,420	19,629	17,773
Professional fees, outside services and licenses	27,289	23,131	28,319
Communications and computer and software maintenance	43,598	41,920	28,443
Depreciation and amortization	37,639	33,489	25,274
Public relations and promotion	6,326	5,219	7,702
Other operating expense	14,650	16,148	15,490
Total Expenses	272,788	234,635	203,958
Income (loss) before limited partners' interest in PMT and income taxes	114,365	(8,083)	6,644
Limited partners' interest in earnings of PMT *(note 16)*	—	(1,165)	(2,126)
Income tax (provision) benefit *(note 9)*	(46,063)	3,339	(1,855)
Net Income (Loss)	$ 68,302	$ (5,909)	$ 2,663
Earnings (Loss) per Common Share: *(note 20)*			
Basic	$ 2.37	$ (0.21)	$ 0.09
Diluted	$ 2.33	—	$ 0.09
Weighted average number of common shares outstanding-basic	28,774,700	28,774,700	28,774,700
Weighted average number of common shares outstanding-diluted	29,273,289	—	28,774,700

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

At December 31, (dollars in thousands)	*2001*	*2000*
Assets		
Current Assets:		
Cash and cash equivalents	$ 69,101	$ 30,655
Proceeds from securities lending activities *(note 3)*	882,555	—
Investments *(note 4)*	91,570	44,326
Accounts receivable, net of allowance of $962 and $1,700	40,986	28,526
Other current assets *(note 5)*	6,671	7,877
Cash performance bonds and security deposits *(note 6)*	855,227	156,048
Total current assets	1,946,110	267,432
Property, net of accumulated depreciation and amortization *(note 7)*	75,901	80,393
Other assets *(notes 4, 8 and 9)*	46,870	33,619
Total Assets	$ 2,068,881	$ 381,444
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	$ 23,834	$ 11,897
Payable under securities lending agreements *(note 3)*	882,555	—
Other current liabilities *(note 10)*	40,229	30,349
Cash performance bonds and security deposits *(note 6)*	855,227	156,048
Total current liabilities	1,801,845	198,294
Long-term debt *(notes 11 and 12)*	6,650	6,063
Other liabilities *(notes 11, 13 and 15)*	10,017	13,416
Total liabilities	1,818,512	217,773
Shareholders' Equity: *(note 14)*		
Preferred stock, $0.01 par value, 9,860,000 shares authorized, none issued and outstanding	—	—
Series A junior participating preferred stock, $0.01 par value, 140,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.01 par value, 138,000,000 shares authorized, 28,771,562 shares issued and outstanding at December 31, 2001 and 2000	288	288
Class B common stock, $0.01 par value, 3,138 shares authorized, issued and outstanding at December 31, 2001 and 2000	—	—
Additional paid-in capital	63,451	43,882
Unearned restricted stock compensation	(1,461)	—
Retained earnings	187,814	119,512
Accumulated unrealized gains (losses) on securities	277	(11)
Total shareholders' equity	250,369	163,671
Total Liabilities and Shareholders' Equity	$ 2,068,881	$ 381,444

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(dollars in thousands)	*Class A Common Stock Shares*	*Class B Common Stock Shares*	*Common Stock and Additional Paid-In Capital Amount*	*Unearned Restricted Stock Compensation*	*Retained Earnings*	*Unrealized Securities Gains (Losses)*	*Total Shareholders' Equity*
Balance, December 31, 1998	—	—	$ 43,605	—	$ 122,758	$ 534	$ 166,897
Comprehensive income:							
Net income					2,663		2,663
Change in unrealized net loss on securities, net of tax benefit of $597						(897)	(897)
Total comprehensive income							1,766
Balance, December 31, 1999	—	—	$ 43,605	—	$ 125,421	$ (363)	$ 168,663
Comprehensive income:							
Net loss					(5,909)		(5,909)
Change in unrealized net gain on securities, net of tax of $234						352	352
Total comprehensive income							(5,557)
Stock-based compensation			565				565
Issuance of Class A common stock	28,771,562						
Issuance of Class B common stock		3,138					
Balance, December 31, 2000	28,771,562	3,138	$ 44,170	—	$ 119,512	$ (11)	$ 163,671
Comprehensive income:							
Net income					68,302		68,302
Change in unrealized net gain on securities, net of tax of $192						288	288
Total comprehensive income							68,590
Stock-based compensation			17,134				17,134
Grant of 117,000 shares of restricted Class A common stock			2,435	(2,435)			0
Amortization of unearned restricted Class A common stock				974			974
Balance, December 31, 2001	28,771,562	3,138	$ 63,739	$ (1,461)	$ 187,814	$ 277	$ 250,369

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31, (dollars in thousands)	*2001*	*2000*	*1999*
Cash Flows from Operating Activities:			
Net income (loss)	$ 68,302	$ (5,909)	$ 2,663
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on investment in joint venture	281	—	—
Limited partners' interest in earnings of PMT	—	1,165	2,126
Deferred income tax provision (benefit)	(8,878)	811	5,087
Stock-based compensation	17,639	1,032	—
Depreciation and amortization	37,639	33,489	25,274
Loss (gain) on sale of investments	(226)	14	(135)
Loss on disposal of fixed assets	—	—	7
Write-off of internally developed software	262	2,739	—
Increase (decrease) in allowance for doubtful accounts	(738)	1,350	215
Decrease (increase) in accounts receivable	(11,722)	(8,307)	3,468
Decrease (increase) in other current assets	1,206	1,416	(3,227)
Decrease (increase) in other assets	(415)	859	(1,563)
Increase (decrease) in accounts payable	11,937	(3,821)	(3,983)
Increase (decrease) in other current liabilities	8,213	7,120	(931)
Increase (decrease) in other liabilities	(2,931)	1,011	2,160
Net Cash Provided by Operating Activities	120,569	32,969	31,161
Cash Flows from Investing Activities:			
Purchases of property, net	(16,302)	(11,170)	(37,480)
Increase in internally developed and purchased software	(14,065)	(14,001)	(17,815)
Capital contributions to joint venture	(1,316)	—	—
Purchases of investments	(286,542)	(43,116)	(41,938)
Proceeds from sales and maturities of investments	240,004	59,518	68,144
Purchase of limited partners' interest in PMT	—	(4,183)	—
Net Cash Used In Investing Activities	(78,221)	(12,952)	(29,089)
Cash Flows from Financing Activities:			
Payments on long-term debt	(3,902)	(3,611)	(2,664)
Net Cash Used in Financing Activities	(3,902)	(3,611)	(2,664)
Net increase (decrease) in cash and cash equivalents	38,446	16,406	(592)
Cash and cash equivalents, beginning of year	30,655	14,249	14,841
Cash and Cash Equivalents, End of Year	$ 69,101	$ 30,655	$ 14,249
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 627	$ 892	$ 705
Income taxes paid (refunded)	49,062	(5,471)	(265)
Capital leases—asset additions and related obligations	6,156	1,907	7,940

See accompanying notes to consolidated financial statements.

1. Basis of Presentation and Description of Business

Chicago Mercantile Exchange Holdings Inc. (CME Holdings) is a Delaware stock corporation organized in August 2001 to be the holding company for Chicago Mercantile Exchange Inc. and its subsidiaries (CME or the exchange). CME became a wholly owned subsidiary of CME Holdings through a merger of a subsidiary of CME Holdings with and into CME that was completed on December 3, 2001. At that time, existing shareholders received stock in CME Holdings for stock in CME *(note 14)*. The consolidated financial statements include Chicago Mercantile Exchange Inc. and its controlled subsidiaries, which include P-M-T Limited Partnership and GFX Corporation as well as the holding company, CME Holdings (collectively, the company). All intercompany transactions have been eliminated in consolidation.

The merger of CME into CME Holdings was accounted for as a pooling of interests because of the common owners before and after the transaction. These financial statements have been prepared as if the current holding company structure had been in place for all periods presented. CME Holdings has no assets or liabilities, other than its investment in CME.

CME is a designated contract market for the trading of futures and options on futures contracts. Trades are executed through open outcry, an electronic trading platform and privately negotiated transactions. Through its in-house Clearing House Division, CME clears, settles, nets and guarantees performance of all matched transactions in its products.

CME resulted from the completion of a demutualization process whereby Chicago Mercantile Exchange, an Illinois not-for-profit membership organization, became a Delaware for-profit stock corporation. The transaction resulted in the conversion of membership interests in the Illinois corporation into stock ownership in the Delaware corporation and was completed on November 13, 2000. When the membership of the exchange approved the demutualization process, the holders of the units of P-M-T Limited Partnership (PMT) also approved the cash purchase of the assets and business of PMT by the exchange *(note 16)*.

In the ordinary course of business, a significant portion of accounts receivable and revenues are from the shareholders of CME Holdings.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents. Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

Investments. Investment securities generally have been classified as available for sale and are carried at fair value, with unrealized gains and losses reported net of tax as a component of shareholders' equity and comprehensive income. Interest on investment securities is recognized as income when earned and includes accreted discount less amortized premium. Realized gains and losses are calculated using specific identification.

Additional securities held in connection with non-qualified deferred compensation plans have been classified as trading securities. These securities are included in other assets in the accompanying consolidated balance sheets at fair value, and unrealized gains and losses are reflected in investment income.

Fair Value of Financial Instruments. Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments. The carrying values of financial instruments included in assets and liabilities in the accompanying consolidated balance sheets are reasonable estimates of their fair values.

Performance Bonds and Security Deposits. Performance bonds and security deposits held by the exchange for clearing firms may be in the form of cash or securities. Cash performance bonds and security deposits are reflected in the accompanying consolidated balance sheets. Cash received may be invested, and any interest received accrues to the exchange. These investments may be overnight transactions in U.S. government securities acquired through and held by a broker-dealer subsidiary of a bank.

Securities deposited by clearing firms consist primarily of short-term U.S. Treasury securities and are not reflected in the accompanying consolidated balance sheets. These securities are held in safekeeping, although a portion of the proprietary performance bond deposits may be utilized in securities lending transactions. Interest and gain or loss on securities deposited to satisfy performance bond and security deposit requirements accrues to the clearing firm.

Property. Property is stated at cost less accumulated depreciation and amortization. Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets, generally three to seven years. In 2000, the company reduced the depreciable lives of newly purchased equipment from five years to four years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases. Maintenance and repair items as well as certain minor purchases are charged to expense as incurred. Renewals and betterments are capitalized.

Software. The company adopted the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1) on January 1, 1999, and accordingly, began capitalizing certain costs of developing internal use software that otherwise would have been expensed under its previous accounting policy. Capitalized costs generally are amortized over three years, commencing with the completion of the project. In 2000, the depreciable life for newly purchased software was reduced from five years to four years.

Impairment of Assets. The company reviews its long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Revenue Recognition. The Securities and Exchange Commission has issued Staff Accounting Bulletin No. 101 on revenue recognition. The company's revenue recognition policies comply with the requirements of that Bulletin.

Clearing and Transaction Fees. Clearing and transaction fees include per contract charges for trade execution and clearing and GLOBEX fees. Fees are charged at various rates based on the product traded and the account owner's exchange trading privileges and are included as revenue when trades are cleared. An accrual is established for possible fee adjustments to reflect corrections to account owner information. The accrual is based on the historical pattern of adjustments processed.

Quotation Data Fees. Quotation data fees represent revenue received for the dissemination of market information. Revenues are accrued and billed each month based on the number of subscribers reported by vendors. CME conducts periodic audits of the information provided.

Derivative Transactions. As required by SFAS No. 133, "Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities," the realized and unrealized gains and losses relating to GFX trading transactions are reflected in the operating results of the company.

Stock-Based Compensation. As permitted by SFAS No. 123, "Accounting for Stock Based Compensation," the company accounts for its stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As required, pro forma disclosure of net income (loss) under SFAS No. 123 is presented. The company has elected to recognize expense relating to stock-based compensation on an accelerated basis. As a result, the expense associated with each vesting date within a stock grant is recognized over the period of time that each portion of the grant vests.

Marketing Costs. Marketing costs are incurred for production and communication of advertising as well as other marketing activities. These costs are expensed when incurred.

Income Taxes. Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes," and arise from temporary differences between amounts reported for income tax and financial statement purposes.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities, as well as the amounts of revenues and expenses reported during the period, and to disclose contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

Reclassifications. Certain reclassifications have been made to the 2000 and 1999 consolidated financial statements to conform to the presentation in 2001.

3. Securities Lending

Securities lending transactions utilize a portion of the securities that clearing members have deposited to satisfy their proprietary performance bond requirements. Under this securities lending program, CME lends a security to a third party and receives collateral in the form of cash. The majority of the cash is then invested on an overnight basis to generate interest income. The related interest expense represents payment to the borrower of the security for the cash collateral retained during the duration of the lending transaction. Securities on loan are marked to market daily and compared to collateral received. At December 31, 2001, the fair value of securities on loan was $882.6 million. The average daily amount of securities on loan from commencement of the program on June 18, 2001 to December 31, 2001 was $632.6 million.

The securities lending activity utilized some of the securities deposited by one clearing firm, which is a subsidiary of the bank used for executing this securities lending program. Proceeds from securities lending at December 31, 2001 were invested in a money market mutual fund administered by a subsidiary of this same bank or held in the form of cash.

4. Investment Securities

Investment securities included in current assets have been classified as available for sale. The amortized cost and fair value of these investment securities at December 31, 2001 and 2000, were as follows *(dollars in thousands)*:

	2001		2000	
	Amortized Cost	*Fair Value*	*Amortized Cost*	*Fair Value*
U.S. Treasury	$ —	$ —	$ 109	$ 109
U.S. Government agency	26,507	26,818	13,284	13,286
State and municipal	57,231	57,390	30,952	30,931
Corporate securities	7,371	7,362	—	—
Total	$ 91,109	$ 91,570	$ 44,345	$ 44,326

Unrealized gains (losses) on investment securities classified as available for sale are reported as a component of comprehensive income and included in the accompanying consolidated statements of changes in shareholders' equity and comprehensive income. The amortized cost and fair value of these investment securities at December 31, 2001, by contractual maturity, were as follows *(dollars in thousands)*:

	Amortized Cost	*Fair Value*
Maturity of one year or less	$ 7,414	$ 7,432
Maturity between one and five years	75,822	76,265
Maturity greater than five years	7,873	7,873
Total	$ 91,109	$ 91,570

Trading securities held in connection with non-qualified deferred compensation plans are included in other assets and totaled $6.6 million at December 31, 2001 and $5.9 million at December 31, 2000. Investment income includes unrealized gains (losses) relating to the non-qualified deferred compensation plans' trading securities of $(304,000), $(723,000) and $469,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

5. Other Current Assets

Other current assets consisted of the following at December 31 *(dollars in thousands)*:

	2001	*2000*
Refundable income taxes	$ 1,215	$ 4,568
Prepaid expenses	3,226	1,806
Accrued interest receivable	1,637	1,503
Other	593	—
Total	$ 6,671	$ 7,877

6. Performance Bonds and Security Deposits

The exchange is a designated contract market for futures and options on futures, and clears and guarantees the settlement of all contracts traded in its markets. In its guarantor role, the exchange has precisely equal and offsetting claims to and from clearing firms on opposite sides of each contract. CME bears counterparty credit risk in the event that future market movements create conditions that could lead to clearing firms failing to meet their obligations to the exchange. CME reduces its exposure through a risk management program that includes rigorous initial and ongoing financial standards for designation as a clearing firm, initial and maintenance performance bond requirements and mandatory security deposits. Each clearing firm is required to deposit and maintain specified margin in the form of cash, U.S. Government securities, bank letters of credit or other approved investments. All obligations and non-cash margin deposits are marked to market on a daily basis, and haircuts are applied for margin and risk management purposes. Cash performance bonds and security deposits are included in the consolidated balance sheets and may fluctuate due to the investment choices available to clearing firms and the change in the amount of deposits required. As a result, these assets may vary significantly over time.

The exchange maintains a line of credit with a consortium of banks to provide liquidity and capacity to pay settlement variation to all clearing firms, even if a clearing firm may have failed to meet its financial obligations to CME, or in the event of a temporary disruption with the domestic payments system that would delay payment of settlement variation between the exchange and its clearing firms. Prior to October 19, 2001, the line of credit was in the amount of $350.0 million and was unsecured. On October 19, 2001, the time of the annual renewal, the facility was increased to $500.0 million and it became a secured line of credit *(note 17)*.

Clearing firms, at their option, may instruct CME to invest cash on deposit for performance bond purposes in a portfolio of securities that is part of the Interest Earning Facility (IEF) program. The first IEF was organized in 1997 as two limited liability companies. Interest earned, net of expenses, is passed on to participating clearing firms. The principal of these facilities is guaranteed by the exchange. The investment portfolio of these facilities is managed by two of the exchange's approved settlement banks, and eligible investments include U.S. Treasury bills and notes, U.S. Treasury strips, reverse repurchase agreements and repurchase agreements. The maximum average portfolio maturity is 90 days, and the maximum maturity for an individual security is 13 months. Management believes that the market risk exposure relating to its guarantee is not material to the financial statements taken as a whole. In 2001, IEF2 was organized. IEF2 offers clearing firms the opportunity to invest cash performance bonds in shares of CME-approved money market mutual funds. Dividends earned on these shares, net of fees, are solely for the account of the clearing firm on whose behalf the shares were purchased. The total principal in all IEF programs was approximately $8.3 billion and $1.8 billion at December 31, 2001 and 2000, respectively. The exchange earned fees under the IEF program in the amount of $3,289,000, $946,000 and $932,000 during 2001, 2000 and 1999, respectively.

Under an agreement between CME and the Board of Trade Clearing Corporation (BOTCC), firms that are clearing members of both CME and BOTCC may place required performance bonds in one common bank account and designate the portion allocable to each clearing organization. CME and Options Clearing Corporation (OCC) have a cross-margin arrangement, whereby a common clearing firm may maintain a cross-margin account in which the clearing firm's positions in certain CME futures and options on futures are combined with certain positions cleared by OCC for purposes of calculating performance bond requirements. The performance bond deposits are held jointly by CME and OCC. In addition, a cross-margin agreement with the London Clearing House (LCH) became effective in March 2000, whereby offsetting positions with CME and LCH are subject to reduced margin requirements.

Each clearing firm also is required to deposit and maintain specified security deposits in the form of cash or approved securities. In the event that performance bonds and security deposits of a defaulting clearing firm are inadequate to fulfill that clearing firm's outstanding financial obligation, the entire security deposit fund is available to cover potential losses after first utilizing operating funds of the exchange in excess of amounts needed for normal operations (surplus funds). Clearing firm security deposits received in the form of U.S. Treasury or agency securities, or in money market funds purchased through IEF2 are used to collateralize the secured line of credit.

The exchange is required under the Commodity Exchange Act to segregate cash and securities deposited by clearing firms on behalf of their customers. In addition, exchange rules require a segregation of all funds deposited by clearing firms from exchange operating funds.

Cash and securities held as performance bonds and security deposits at December 31 were as follows *(dollars in thousands)*:

	2001		*2000*	
	Cash	*Securities and IEF Funds*	*Cash*	*Securities and IEF Funds*
Performance bonds	$ 848,391	$ 27,208,994	$ 150,051	$ 25,271,341
Security deposits	6,836	694,323	5,997	398,786
Cross-margin securities, held jointly with OCC	—	422,996	—	1,012,515
Total	$ 855,227	$ 28,326,313	$ 156,048	$ 26,682,642

With the exception of amounts jointly held with OCC under cross-margin agreements, these performance bonds are available to meet only the financial obligations of that clearing firm to the exchange.

In addition to cash and securities, irrevocable letters of credit may be used as performance bond deposits. At December 31, these letters of credit, which are not included in the accompanying consolidated balance sheets, were as follows *(dollars in thousands)*:

	2001	*2000*
Performance bonds	$ 908,250	$ 1,335,000
Cross-margin accounts	144,000	151,700
Total Letters of Credit	$ 1,052,250	$ 1,486,700

7. Property

A summary of the property accounts as of December 31 is presented below *(dollars in thousands)*:

	2001	*2000*
Furniture, fixtures and equipment	$ 157,997	$ 148,846
Leasehold improvements	90,174	88,530
Total property	248,171	237,376
Less accumulated depreciation and amortization	(172,270)	(156,983)
Property, net	$ 75,901	$ 80,393

Included in property are assets that were acquired through capital leases in the amount of $22.1 million and $16.0 million (net of accumulated amortization of $8.9 million and $4.9 million) at December 31, 2001 and 2000, respectively. Depreciation for these assets is included in depreciation and amortization expense.

8. Other Assets

Other assets consisted of the following at December 31 *(dollars in thousands)*:

	2001	*2000*
Software development costs	$ 27,320	$ 22,598
Less accumulated amortization	(13,031)	(5,933)
Software	22,371	13,290
Less accumulated amortization	(11,570)	(7,722)
Deferred compensation assets	6,574	5,910
Net deferred tax asset	13,509	4,823
Investment in OneChicago, LLC	1,035	—
Other	662	653
Total	$ 46,870	$ 33,619

On August 28, 2001, CME entered into a joint venture, OneChicago, LLC, with the Chicago Board Options Exchange and the Chicago Board of Trade (CBOT) to trade single stock futures and futures on narrow-based stock indexes. CME owns a 42% interest in the joint venture and the investment is reflected in the financial statements using the equity method of accounting. The investment balance at December 31, 2001 represents CME's initial capital contribution of $1.3 million reduced by its proportionate share of the joint venture's net loss for the period from August 28, 2001 to December 31, 2001. The net loss is included in other operating revenue. The maximum total capital contributions CME is obligated to fund by the operating agreement, without dilution of its ownership interest, are approximately $4.4 million and may be requested periodically at the discretion of the joint venture.

9. Income Taxes

The provision (benefit) for income taxes from continuing operations is composed of the following *(dollars in thousands)*:

	2001	2000	1999
Current:			
Federal	$ 45,031	$ (3,544)	$ (2,721)
State	9,910	(606)	(511)
Total	54,941	(4,150)	(3,232)
Deferred:			
Federal	(7,316)	784	4,166
State	(1,562)	27	921
Total	(8,878)	811	5,087
Total Provision (Benefit) for Income Taxes	$ 46,063	$ (3,339)	$ 1,855

Reconciliation of the statutory U.S. federal income tax rate to the effective tax rate on income (loss) from continuing operations is as follows:

	2001	2000	1999
Statutory U.S. federal tax rate	35.0%	(35.0)%	35.0%
State taxes, net of federal benefit	4.7	(3.8)	5.9
Tax-exempt interest income	(0.6)	(5.3)	(15.0)
Nondeductible expenses	0.7	12.1	21.1
Other, net	0.5	(4.1)	(5.9)
Effective Tax Rate - Provision (Benefit)	40.3%	(36.1)%	41.1%

At December 31, the components of deferred tax assets (liabilities) were as follows *(dollars in thousands)*:

	2001	2000
Deferred Tax Assets:		
Depreciation and amortization	$ 7,730	$ 5,724
Deferred compensation	2,678	2,331
Accrued expenses	1,755	3,622
Stock-based compensation	7,407	410
Other	218	—
Unrealized losses on securities	—	7
Subtotal	19,788	12,094
Valuation allowance	—	—
Deferred Tax Assets	19,788	12,094
Deferred Tax Liabilities:		
Software development costs	(5,664)	(6,593)
Unrealized gains on securities	(184)	—
Other	(431)	(678)
Deferred Tax Liabilities	(6,279)	(7,271)
Net Deferred Tax Asset	$ 13,509	$ 4,823

10. Other Current Liabilities

Other current liabilities consisted of the following at December 31 *(dollars in thousands)*:

	2001	*2000*
Accrued salaries and benefits	$ 23,331	$ 16,550
Accrued fee adjustments	2,241	5,215
Current portion of long-term debt	5,294	3,627
Accrued operating expenses	4,413	2,526
Accrued federal and state taxes	4,943	—
Other	7	2,431
Total	$ 40,229	$ 30,349

11. Commitments

The exchange has commitments under operating and capital leases for certain facilities and equipment. Lease commitments for office space at the main location in Chicago expire in the year 2003, with annual minimum rentals of approximately $7.9 million. The exchange leases trading facilities from the Chicago Mercantile Exchange Trust through October 2005, with annual minimum rentals of approximately $1.3 million, and has an option to extend the term of the lease thereafter. Additional rental expense is incurred in connection with the trading facilities based on annual trading volume. This expense totaled $1,016,000, $560,000 and $565,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Leases for other locations where the exchange maintains offices expire at various times through the year 2012 with annual minimum rentals that will not exceed $772,000 in any year. Total rental expense was approximately $18.5 million in 2001, $17.4 million in 2000 and $15.1 million in 1999.

In addition, the commitments represented by other liabilities included on the consolidated balance sheets require payments in future periods as indicated in the table below. The anticipated payment dates for certain other liabilities are not included in the table as these dates are not fixed and determinable. This includes $6.6 million relating to the deferred compensation plan that will be distributed from the assets of the plan as participants retire or terminate their employment with the exchange.

Future obligations under commitments in effect at December 31, 2001 including the minimum for operating leases, were as follows *(dollars in thousands)*:

	Capitalized Leases	*Operating Leases*	*Other Liabilities*
2002	$ 5,907	$ 10,772	$ —
2003	4,782	9,873	460
2004	2,206	2,245	460
2005	—	1,712	270
2006	—	621	—
Thereafter	—	3,906	—
Total minimum payments	12,895	29,129	1,190
Less sublease commitments	—	(531)	—
Less amount representing interest	(950)	—	—
Total	$ 11,945	$ 28,598	$ 1,190

12. Long-Term Debt

Long-term debt consists of the long-term portion of capitalized lease obligations.

13. Employee Benefit Plans

Pension Plan. The exchange maintains a noncontributory defined benefit cash balance pension plan for eligible employees. Employees who have completed a continuous twelve-month period of employment and have reached the age of 21 are eligible to participate. The plan provides for an age-based contribution to the cash balance account and includes salary and cash bonuses in the definition of earnings. Participant cash balance accounts receive an interest credit equal to the greater of the one-year U.S. Treasury bill rate or 4%. Participants become vested in their accounts after five years. The exchange's policy is to currently fund required pension costs by the due dates specified under the Employee Retirement Income Security Act.

A reconciliation of beginning and ending balances of the benefit obligation and fair value of plan assets, the funded status of the plan, certain actuarial assumptions and the components of pension cost are indicated below *(dollars in thousands)*:

	2001	*2000*
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$ 16,101	$ 13,468
Service cost	2,483	2,235
Interest cost	1,393	1,207
Actuarial loss	1,080	748
Benefits paid	(1,491)	(1,557)
Benefit Obligation at End of Year	$ 19,566	$ 16,101
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$ 13,968	$ 15,168
Actual return on plan assets	(708)	357
Employer contribution	6,129	—
Benefits paid	(1,491)	(1,557)
Fair Value of Plan Assets at End of Year	$ 17,898	$ 13,968
Funded Status at December 31:		
Plan assets less than benefit obligation	$ (1,668)	$ (2,133)
Unrecognized transition asset	(187)	(261)
Unrecognized prior service cost (credit)	(125)	(176)
Unrecognized net actuarial loss (gain)	1,265	(1,674)
Accrued Benefit Cost	$ (715)	$ (4,244)

		2001		2000		1999
Actuarial Assumptions as of December 31:						
Discount rate		7.25%		7.50%		7.75%
Rate of compensation increase		5.00%		5.00%		5.00%
Expected return on plan assets		9.00%		8.00%		8.00%
Components of Pension Cost:						
Service cost	$	2,483	$	2,235	$	2,052
Interest cost		1,393		1,207		988
Expected return on plan assets		(1,145)		(1,017)		(925)
Amortization of prior service cost		(51)		(51)		(51)
Amortization of transition asset		(74)		(74)		(74)
Net Pension Cost	$	2,606	$	2,300	$	1,990

Savings Plan. The exchange maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code, whereby all employees are participants and have the option to contribute to this plan. The exchange matches employee contributions up to 3% of the employee's base salary and makes an additional discretionary contribution of up to 2% of salary. Prior to 2001, this additional contribution was based on increases in annual trading volume. Total expense for the savings plan amounted to $2.6 million, $2.1 million and $1.3 million in 2001, 2000 and 1999, respectively.

Non-Qualified Plans. The following non-qualified plans, under which participants may make assumed investment choices with respect to amounts contributed on their behalf, are maintained by the exchange. Although not required to do so, the exchange invests such contributions in assets which mirror the assumed investment choices. The balances in these plans are subject to the claims of general creditors of the exchange, and totaled approximately $6.6 million and $5.9 million at December 31, 2001 and 2000, respectively.

Supplemental Plan—The exchange maintains a non-qualified supplemental plan to provide benefits for certain officers who have been impacted by statutory limits under the provisions of the qualified pension and savings plans. Total expense for the supplemental plan was $333,000, $267,000 and $319,000 in 2001, 2000 and 1999, respectively.

Deferred Compensation Plan—A deferred compensation plan is maintained by the exchange, under which eligible officers and members of the Board of Directors may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution.

Supplemental Executive Retirement Plan—The exchange maintains a non-qualified defined contribution plan for senior officers. Under this plan, the exchange makes an annual contribution of 8% of salary and bonus for eligible employees. Contributions made after 1996 are subject to a vesting schedule, under which each annual contribution begins to vest after three years and is fully vested after five years. Unvested contributions are returned to the exchange if a participant leaves the employment of the exchange. Total expense for the plan, net of any forfeitures, was $545,000, $42,000 and $461,000 in 2001, 2000 and 1999, respectively.

14. Capital Stock

On November 7, 2001, a special meeting of the shareholders of Chicago Mercantile Exchange Inc. was held. At that time, the shareholders approved the reorganization of CME into a holding company structure. The reorganization was accomplished through a merger of CME into a subsidiary of a newly formed holding company, CME Holdings. The merger was completed on December 3, 2001. As a result, CME became a wholly owned subsidiary of CME Holdings, and CME shareholders became shareholders of CME Holdings.

In the merger, shares of Class A common stock of CME were converted into four classes of Class A common stock of CME Holdings, with each class representing approximately 25% of the previously issued number of shares of Class A common stock of CME. In addition, each outstanding share of Class B common stock of CME was converted into two pieces: (1) Class A common stock of CME Holdings in an amount of shares essentially the same as the Class A share equivalents that were embedded in the Class B share of CME, and (2) one share of Class B common stock of CME Holdings that corresponds to the series of Class B share of CME surrendered in the merger, as shown below:

	Converted into Shares of CME Holdings Common Stock Post-Merger			
Share of CME Common Stock Pre-Merger	*Class A common stock, by class*	*Class B common stock, by class*	*Total shares of common stock in CME Holdings*	*Number of Votes on "Core Rights" Per Class B Share*
Series B-1 common stock	450 Class A-1 shares	1 Class	1,800	6
(included 1,800 Class A share equivalents)	450 Class A-2 shares	B-1 share	shares	
	450 Class A-3 shares			
	449 Class A-4 shares			
Series B-2 common stock	300 Class A-1 shares	1 Class	1,200	3
(included 1,200 Class A share equivalents)	300 Class A-2 shares	B-2 share	shares	
	300 Class A-3 shares			
	299 Class A-4 shares			
Series B-3 common stock	150 Class A-1 shares	1 Class	600	1
(included 600 Class A share equivalents)	150 Class A-2 shares	B-3 share	shares	
	150 Class A-3 shares			
	149 Class A-4 shares			
Series B-4 common stock	25 Class A-1 shares	1 Class	100	1/6
(included 100 Class A share equivalents)	25 Class A-2 shares	B-4 share	shares	
	25 Class A-3 shares			
	24 Class A-4 shares			

The trading rights associated with the Class B shares of CME were retained by the holders of the Class B shares of CME Holdings. Holders of Class A and Class B common stock of CME Holdings participate equally in dividends based on the number of shares outstanding.

As part of the demutualization of CME, the Board of Directors is in the process of being reduced from the original composition of 39 directors in 1999 to 19 in 2002. Following the completion of the reduction to 19 directors, the holders of Class A and B shares will have the right to vote together in the election of 13 directors to the 19-member Board of Directors of CME Holdings. The remaining six directors will be elected by the holders of shares of Class B-1, B-2 and B-3 common stock.

Core Rights. Holders of Class B shares have the right to approve changes in specified rights relating to the trading privileges associated with those shares. These core rights include allocation of products which a holder of a class of Class B shares is permitted to trade through the exchange; the circumstances under which CME can determine that an existing open outcry product will no longer be traded by means of open outcry; the number of authorized and issued shares of any class of Class B shares; and eligibility requirements to exercise trading rights associated with Class B shares. Votes on changes to these core rights are weighted by class, as indicated in the table above. Holders of Class A shares do not have the right to vote on changes to these core rights.

Shares Outstanding and Transfer Restrictions. Upon the completion of the reorganization, four series of Class A common stock of CME Holdings were outstanding, representing a total of 28,771,562 shares. Classes A-1, A-2, A-3 and A-4 of common stock are subject to transfer restrictions, as summarized in the table below. The timing of the expiration of the transfer restrictions is determined by the possible completion of an initial public offering (IPO) by CME Holdings, but will begin to expire no later than December 16, 2002 if an IPO is not completed by December 15, 2002. Until these transfer restrictions lapse, the Class A-1, A-2, A-3 and A-4 common stock may not be sold or transferred separately from a share of Class B common stock, subject to limited exceptions specified in the Certificate of Incorporation of CME Holdings.

		Transfer Restrictions Expire:	
	Shares Outstanding	*After IPO*	*If No IPO by December 15, 2002*
Class A-1	7,193,675	180 days	December 16, 2002
Class A-2	7,193,675	360 days	March 16, 2003
Class A-3	7,193,675	540 days	June 16, 2003
Class A-4	7,190,537	540 days	September 16, 2003
Total Shares Outstanding	28,771,562		

If an IPO is completed, the expiration of the transfer restrictions on Class A-1 and A-2 stock may be extended an additional 60 days to allow for the completion of a secondary sale of company stock, provided notice is given within the required time period. Under certain circumstances, transfer restrictions for Class A-1 and A-2 stock may continue until the final expiration date if a shareholder elects not to participate in a successful secondary sale.

As part of the reorganization, four classes of Class B common stock were issued. Upon completion of the reorganization, a total of 3,138 Class B common shares of CME Holdings were outstanding as indicated in the table below. The shares of Class B common stock received in the reorganization may only be transferred in connection with the transfer of the associated CME trading right.

	Shares Outstanding
Class B-1	625
Class B-2	813
Class B-3	1,287
Class B-4	413
Total Shares Outstanding	3,138

Shareholder Rights Provisions. The Board of Directors of CME Holdings has adopted a plan creating rights that entitle CME Holdings' shareholders to purchase shares of CME Holdings stock in the event that a third party initiates a transaction designed to take over the company. This rights plan is intended to encourage persons seeking to acquire control of CME Holdings to engage in arms-length negotiations with the Board of Directors and management. The rights are attached to all outstanding shares of CME Holdings common stock, and each right entitles the shareholder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $105 per unit. The rights will separate from the common stock of the company (1) 10 days after a person or group seeks to acquire CME Holdings through a public announcement by such person or group that they have acquired 15% or more of the outstanding shares of CME Holdings; or (2) 10 business days after the commencement of a tender offer by such person or group. If either of these two events occur, each holder of a right shall receive, upon exercise, Class A common stock having a value equal to two times the exercise price of the right.

Omnibus Stock Plan. An Omnibus Stock Plan has been adopted under which stock-based awards may be made to employees. A total of 2.7 million Class A shares have been reserved for awards under the plan. Awards totaling 2.7 million shares have been made under this plan *(note 15).*

15. Stock Options

On February 7, 2000, an option was granted to the President and Chief Executive Officer, James J. McNulty, to purchase 5% of the common stock of the company, as represented by an equivalent percentage of all Class A and Class B common stock issued at the date of demutualization. One-half of the option (Tranche A), or 2.5% of all common stock, has an aggregate exercise price of $21.8 million, which was estimated to be 2.5% of the fair value of the exchange at the grant date. Since demutualization had not been completed at the grant date, the fair value of CME was calculated based on the average value of all exchange memberships. The option on the remaining 2.5% of all common stock (Tranche B) has an aggregate exercise price of $32.8 million, or 3.75% of the fair value of the exchange at the grant date. The option vests over a four-year period, with 40% vesting one year after the grant date and 20% vesting on that same date in each of the following three years. The term of the option is 10 years. As of December 31, 2001, all of the option remains outstanding.

Pursuant to SFAS Statement No. 123, the exchange has elected to account for the stock option under APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. From the grant date until the date of demutualization of the exchange, or November 13, 2000, CME accounted for the option in a manner similar to a stock appreciation right in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (An Interpretation of APB Opinions No. 15 and 25)." At the date of demutualization, the measurement of the compensation expense was fixed for the Class A shares included in the option at that time. Additional Class A shares were included in the option as a result of the reorganization into a holding company structure. The measurement of compensation expense related to these additional shares was fixed at the date of reorganization, or December 3, 2001. CME was required to adopt variable accounting for the portion of the grant related to Class B common stock, beginning in the second quarter of 2001. As a result, the expense related to the Class B portion of the option has fluctuated based on the change in the value of the underlying trading rights on the exchange associated with Class B common stock. The Class B portion of the option represented $16.4 million of stock-based compensation expense in 2001.

In 2001, CME granted stock options to various employees under the Omnibus Stock Plan. The options vest over a four-year period, with 40% vesting one year after the grant date and 20% vesting on that same date in each of the following three years. The options have a 10-year term. No compensation expense has been recognized on these stock options, as the exercise price exceeded the value of the stock at the date of grant. Restricted stock grants of 117,000 shares were also awarded to certain executives in 2001 that have the same vesting provisions as the stock options.

Fixed accounting treatment has been elected under the provisions of APB Opinion No. 25 and related interpretations for all eligible stock options and awards. Had compensation cost for the stock options been recognized using the minimum value approach to the fair value method prescribed by SFAS No. 123, net income for the year ended December 31, 2001 would have decreased by approximately $8.2 million (or a basic earnings per share decrease of $0.29) and the net loss for the year ended December 31, 2000 would have increased by approximately $133,000 (with no effect on the basic loss per share). The fair value of the Chief Executive Officer's option on Class A common stock is $7.4 million, measured at the demutualization date under the minimum value method. Significant assumptions used to calculate fair value include: risk-free interest rate of 5.11%, expected life equal to the maximum term of the option and no expected dividends. The fair value of the option on Class B common stock is $28.7 million, measured under the minimum value method at the date variable accounting was required in the second quarter of 2001 and adjusted for the reorganization. Significant assumptions used to calculate fair value include: risk-free interest rate of 5.39%, expected life equal to the maximum term of the option and no expected dividends. The fair value of the additional Class A shares included in Chief Executive Officer's option as a result of the reorganization is $664,000, measured at the reorganization date under the minimum value method. Significant assumptions used to calculate fair value include: risk-free interest rate of 5.11%, expected life equal to the maximum term of the option and no expected dividends. The fair value of the option granted to employees is $4.2 million, measured at the grant date under the minimum value method. A risk-free interest rate of 5.40% was used over a period of five years.

The following table summarizes stock option activity for the two-year period ending December 31, 2001:

	Number of Shares		*Weighted Average Exercise Price Per Share*	
	Class A	*Class B*	*Class A*	*Class B*
Balance at December 31, 1999	—	—		
Granted	1,293,035	156	$ 23.09	$ 157,763
Exercised	—	—		
Cancelled	—	—		
Balance at December 31, 2000	1,293,035	156	$ 23.09	$ 157,763
Granted	1,176,500	—	22.00	
Adjustment for reorganization	145,543	—	23.09	(21,468)
Exercised	—	—		
Cancelled	(3,750)	—	22.00	
Balance at December 31, 2001	2,611,328	156	$ 22.60	$ 136,295

Total stock options outstanding and the portion of each option that can be exercised at December 31, 2001 are as follows:

	Total Options Outstanding	*Exercisable Shares*	*Date Shares Exercisable*	*Average Exercise Price*
CEO Option:				
Tranche A: Class A shares	719,289	287,716	February 7, 2001	$ 18.47
Class B shares	78	31		109,054.00
Tranche B: Class A shares	719,289	287,716	February 7, 2001	27.71
Class B shares	78	31		163,535.00
Employee Options:				
Class A shares	1,172,750	0		
Total Stock Options	2,611,484	575,494		

16. P-M-T Limited Partnership

CME was the general partner, and members and clearing firms of CME were limited partners, in P-M-T Limited Partnership, an Illinois limited partnership. PMT was formed in 1987 to initiate the development of the GLOBEX global electronic trading platform. Since December 1998, the current version of this system has been operated by the exchange using electronic trading software licensed from ParisBourse[SBF]SA (now Euronext-Paris). CME charged PMT for services provided.

The limited partners of PMT approved the sale of all of the assets and business of PMT to the exchange as part of the demutualization process. The sale was effective November 13, 2000. The purchase price was $5.1 million and was based on an independent appraisal of the partnership. Total distribution to the partners of PMT was the purchase price plus interest of 1% over prime from the date of sale to the date of distribution, and included a payment to CME as general partner of $1.1 million. The transaction was recorded using the purchase method of accounting and was effected at an amount approximately equal to the net assets of the partnership. As a result, no goodwill or adjustment to the carrying value of assets was required.

PMT reported net income of $1.4 million for the period from January 1, 2000 to November 13, 2000 and $2.6 million for the year ended December 31, 1999. If the assets and business of the partnership had been purchased by the exchange as of January 1, 2000, the net operating loss of CME for 2000 would have been reduced by approximately $615,000, or a reduction of the basic loss per share of $0.02.

17. Credit Facility

On October 19, 2001, the exchange renewed its committed line of credit with a consortium of banks. The line of credit was increased to $500.0 million and became a secured credit facility. This new line of credit replaced the $350.0 million unsecured line of credit that had been in place since 1988. The secured credit agreement is collateralized by clearing firm security deposits held by CME in the form of U.S. Treasury or agency securities, as well as security deposit funds in IEF2. The amount held as collateral at December 31, 2001 was $620.7 million. The facility, which has never been used, may be utilized in certain situations, such as a temporary disruption of the domestic payments system that would delay settlement between the exchange and its clearing firms, or in the event of a clearing firm default. Under the terms of the credit agreement, there are a number of covenants with which CME must comply. Among these covenants, CME is required to submit quarterly reports to the participating banks and maintain at all times a tangible net worth of not less than $90.0 million. Interest on amounts borrowed is calculated at the Fed Funds Rate plus 45/100 of 1% per annum. Commitment fees for the line of credit were $521,000, $519,000 and $516,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

18. Contingencies

At December 31, 2001, the exchange was contingently liable on irrevocable letters of credit totaling $41.0 million in connection with its mutual offset system with Singapore Exchange Derivatives Trading Ltd. and also contingently liable in the amount of $2.5 million in connection with the activities of GFX Corporation.

Legal Matters. In May 1999, a suit for alleged infringement of Wagner patent 4,903,201 entitled "Automated Futures Trade Exchange" was brought against CME, CBOT, New York Mercantile Exchange (NYMEX) and Cantor Fitzgerald LP by Electronic Trading Systems, Inc. The patent relates to a system and method for implementing a computer-automated futures exchange. CME informed Euronext-Paris, the licensor of the software utilized in the GLOBEX electronic trading system, in conformity with the indemnification provision of the license agreement, of the receipt of a summons in that proceeding. Euronext-Paris hired and has to date paid the fees and expenses of a law firm to defend and contest this litigation. Euronext-Paris reserved its rights under that agreement in the event that any modifications to the licensed system made by the exchange result in liability. On June 25, 2001, Euronext-Paris wrote to disclaim responsibility for defense of this litigation and requested that CME reimburse it for all legal expenses and other costs incurred to date. It asked that the exchange take over full responsibility for defense of this litigation and assume all costs associated with CME's defense. CME rejected this demand. Subsequently, CME and Euronext-Paris have agreed to share responsibility for defense of this litigation, utilizing new lead defense counsel selected by CME, and to share equally the costs and expenses of such new lead defense counsel as of January 1, 2002. As part of this agreement, neither CME nor Euronext-Paris has waived any rights with respect to the indemnification provision of the license agreement.

The case against NYMEX was transferred to the Southern District of New York and is pending. Cantor Fitzgerald, L.P. settled with the plaintiff for undisclosed consideration. On March 29, 2001, eSpeed, Inc., an affiliate of Cantor Fitzgerald, L.P., acquired certain rights to the '201 patent. An amended complaint was filed on June 5, 2001, adding eSpeed, Inc. as an additional party plaintiff. The amended complaint seeks treble damages, attorneys' fees and preliminary and permanent injunctions against the remaining defendants.

On June 4, 2001, a hearing was conducted before Judge Barbara M.G. Lynn to interpret the claims of the '201 patent. On October 12, 2001, Judge Lynn entered a Claim Construction Order. That order rejects certain arguments that CME had made with respect to the scope of plaintiffs' patent claims and interprets the patent claims more broadly. The broad scope of the claims, as interpreted by the court, may reduce the number of arguments we have as to non-infringement.

If the plaintiffs are ultimately successful before the district court, CME may be required to obtain a license to develop, market and use its computer automated trading system; to cease developing, marketing or using that system; or to redesign the system to avoid infringement. As a result, this litigation could have a material adverse effect on CME's business, financial condition and operating results, including the ability to offer electronic trading in the future.

In addition, the exchange is a defendant in, and is threatened with, various other legal proceedings arising from its regular business activities. While the ultimate results of such proceedings against the exchange cannot be predicted with certainty, management believes that the resolution of these matters will not have a material adverse effect on the consolidated financial position or results of operations.

Employment-Related Agreement. The exchange has an employment agreement with James J. McNulty, as its President and Chief Executive Officer, through December 31, 2003, subject to renewal by mutual agreement of the parties. In the event of a termination without cause by the exchange, Mr. McNulty shall be entitled to receive his base salary plus one-third of the maximum annual incentive bonus for the remainder of the original term. Mr. McNulty's base salary for the year ended December 31, 2001 was $1.0 million. The annual bonus may not exceed the lesser of $1.5 million or 10% of CME's net income. In addition, the unvested portion of the stock options granted to Mr. McNulty would become fully vested.

If, within two years of a "change in control" of the exchange, Mr. McNulty is terminated by the exchange or he terminates the agreement as a result of the occurrence of one of the matters defined in the agreement as "good reason," he shall be entitled to two times his base salary plus one and one-third times the maximum annual incentive bonus for which he would have been eligible, provided that the severance payments do not exceed $8.0 million. The payment would be subject to reduction to the extent that it would otherwise result in the payment of tax under Section 4999 of the Internal Revenue Code. Also, the unvested portion of Mr. McNulty's stock options would become fully vested.

19. GFX Derivative Transactions

GFX Corporation engages in the purchase and sale of CME foreign exchange futures contracts. GFX posts bids and offers in these products on the GLOBEX electronic trading platform to maintain a market and promote liquidity in CME's foreign exchange futures products. It limits risk from these transactions through offsetting transactions using futures contracts or spot foreign exchange transactions with approved counterparties in the interbank market. Formal trading limits have been established. Futures transactions are cleared by an independent clearing member. Any residual open positions are marked to market on a daily basis, and all realized and unrealized gains (losses) are included in other operating revenue in the accompanying consolidated statements of income. Net trading gains amounted to $3.8 million in 2001, $4.4 million in 2000 and $2.4 million in 1999.

20. Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of all classes of common stock outstanding each year. Shares outstanding are calculated as if the current holding company structure was in place for all periods presented. Diluted earnings per share is computed in a manner similar to basic earnings per share, except that the weighted average shares outstanding is increased to include additional shares from restricted stock grants and the assumed exercise of stock options, if dilutive. The number of additional shares is calculated assuming that outstanding stock options with an exercise price less than the current market price of that class of stock would be exercised, and that proceeds from such exercises would be used to acquire shares of common stock at the average market price during the reporting period.

(dollars in thousands, except per share amounts)	*2001*	*2000*	*1999*
Net Income (Loss)	$ 68,302	$ (5,909)	$ 2,663
Weighted Average Common Shares Outstanding:			
Basic	28,774,700	28,774,700	28,774,700
Effect of stock options	477,492	—	—
Effect of restricted stock grants	21,097	—	—
Diluted	29,273,289	—	28,774,700
Earnings (Loss) per Share:			
Basic	$ 2.37	$ (0.21)	$ 0.09
Diluted	$ 2.33	—	$ 0.09

21. Segment Reporting

The company has two reportable operating segments: Chicago Mercantile Exchange Inc. (a designated contract market and clearing house), and GFX Corporation (a wholly owned trading subsidiary). A summary by business segment follows *(dollars in thousands)*:

	CME	*GFX*	*Eliminations*	*Total*
Year Ended December 31, 2001:				
Total revenues from external customers	$ 373,171	$ 3,759	$ —	$ 376,930
Investment and securities lending income	19,603	97	—	19,700
Depreciation and amortization	37,487	152	—	37,639
Operating profit (loss)	114,740	(375)	—	114,365
Total assets	2,066,358	5,320	(2,797)	2,068,881
Capital expenditures	30,340	27	—	30,367
Year Ended December 31, 2000:				
Total revenues from external customers	$ 212,385	$ 4,431	$ —	$ 216,816
Intersegment revenues	57	700	(757)	—
Investment income	9,540	196	—	9,736
Depreciation and amortization	33,338	151	—	33,489
Operating profit (loss)	(8,110)	608	(581)	(8,083)
Total assets	380,125	6,535	(5,216)	381,444
Capital expenditures	25,138	33	—	25,171
Year Ended December 31, 1999:				
Total revenues from external customers	$ 199,119	$ 2,392	$ —	$ 201,511
Intersegment revenues	139	1,190	(1,329)	—
Investment income	8,781	310	—	9,091
Depreciation and amortization	25,141	133	—	25,274
Operating profit (loss)	6,674	(675)	(645)	6,644
Total assets	302,814	8,139	(7,486)	303,467
Capital expenditures	55,194	101	—	55,295

CME considers and manages its open outcry and electronic trading of its various products as a reportable segment. PMT Limited Partnership was previously reported as a segment for the year ending December 31, 1999. As a result of the purchase of the partnership in 2000, PMT is no longer a reportable operating segment. Information for 1999 has been reclassified to include PMT in the CME segment.

22. Quarterly Information (unaudited)

(dollars in thousands, except per share amounts)	*First Quarter*	*Second Quarter*	*Third Quarter*	*Fourth Quarter*	*Total*
Year Ended December 31, 2001:					
Revenues[1]	$ 92,170	$ 94,698	$ 95,329	$ 104,956	$ 387,153
Income before income taxes	33,347	23,523	29,662	27,833	114,365
Net income	19,990	14,230	17,609	16,473	68,302
Earnings per share:					
Basic	0.69	0.49	0.61	0.57	2.37
Diluted	0.69	0.48	0.60	0.56	2.33
Year Ended December 31, 2000:					
Revenues	$ 57,589	$ 52,328	$ 49,481	$ 67,154	$ 226,552
Income (loss) before income taxes	(4,808)	(6,759)	(6,096)	8,415	(9,248)
Net income (loss)	(2,884)	(4,056)	(3,658)	4,689	(5,909)
Earnings (loss) per share:					
Basic	(0.10)	(0.14)	(0.13)	0.16	(0.21)
Diluted[2]	—	—	—	0.16	—

[1] *Revenues are net of securities lending interest expense. CME began entering into securities lending transactions in June 2001.*

[2] *For the first, second and third quarters of 2000, diluted loss per share is not presented since shares issuable for stock options would be anti-dilutive.*











Board Officers

from left to right

top row

Scott Gordon

Chairman of the Board

President and COO
Tokyo-Mitsubishi Futures (USA), Inc.

James J. McNulty

President and CEO

Chicago Mercantile Exchange Holdings Inc.
Chicago Mercantile Exchange Inc.

Terrence A. Duffy

Vice Chairman

President
T.D.A. Trading, Inc.

Martin J. Gepsman

Secretary

Independent Floor Broker & Trader

bottom row

Robert "Buck" Haworth

Treasurer

Trader

Leo Melamed

Chairman Emeritus and
Senior Policy Advisor

Chairman & CEO
Melamed & Associates, Inc.

James E. Oliff

Second Vice Chairman

Chief Operating Officer
FFastFill, Inc.

Executive Director
International Futures & Options Associates

John F. Sandner

Special Policy Advisor and
Former Chairman

Chairman & CEO
RB&H Financial Services, L.P.



Board Members

from left to right

top row

H. Jack Bouroudjian

President
Commerz Futures LLC

Timothy R. Brennan

Vice President
RB&H Financial Services, L.P.

Leslie Henner Burns

Independent Trader

John W. Croghan

Lincoln Capital Management Co.
Chicago, IL

Daniel R. Glickman

U.S. Secretary of Agriculture (1995-2001)

Member of Congress, Kansas (1977-1995)

Partner, Akin, Gump, Straus, Hauer & Feld, L.L.P.
Washington, D.C.

bottom row

Yra G. Harris

Floor Broker and Trader

Bruce F. Johnson

President
Packers Trading Co.

Trader

Gary M. Katler

Senior Vice President
FIMAT USA, Inc.

Patrick B. Lynch

Independent Trader

William P. Miller II, CFA

Independent Risk Oversight Officer
Commonfund Group
Wilton, CT

Chairman, Executive Committee
End-Users of Derivatives Council,
Association for Financial Professionals
Bethesda, MD












top row

Patrick J. Mulchrone

President
P.J. Mulchrone Co.

Broker & Trader

John D. Newhouse

O'Connor & Co.
Trader

Mark G. Papadopoulos

Independent Trader

Robert J. Prosi

President
Futuresinet

William G. Salatich, Jr.

Independent Floor Broker & Trader

bottom row

Myron S. Scholes

1997 Nobel Laureate - Economics

Frank E. Buck
Professor of Finance, Emeritus
Stanford University
Graduate School of Business
Stanford, CA

Chairman
Oak Hill Platinum Partners
Menlo Park, CA

Verne O. Sedlacek

Executive Vice President and COO
Commonfund Group
Wilton, CT

Howard J. Siegel

First Futures, Inc.
Trader

Jeffrey L. Silverman

First Futures, Inc.
Trader

not pictured

Paul Kimball

Managing Director
Morgan Stanley Foreign Exchange
New York, NY

William R. Shepard

Independent Trader

James J. McNulty
President and Chief Executive Officer

Craig S. Donohue
Managing Director and
Chief Administrative Officer

Phupinder S. Gill
Managing Director and
President, CME Clearing House Division

David G. Gomach
Managing Director and
Chief Financial Officer

Scott L. Johnston
Managing Director and
Chief Information Officer

James R. Krause
Managing Director,
Operations and Enterprise Computing

Satish Nandapurkar
Managing Director,
Products and Services

Donald D. Serpico
Managing Director,
Operations

Lewis C. Ting
Managing Director,
Organizational Development

Mazen A. Chadid
Managing Director,
Trading Operations

John E. Falck
Managing Director,
Information Technology

Arman Falsafi
Managing Director,
Global Electronic Trading and Data

Richard J. McDonald
Managing Director,
Product Research and Development

Richard H. Redding
Managing Director,
Equities

Gerald P. Roberts
Managing Director and
Head of ASP Development and
Commodity Products

Richard E. Sears
Managing Director,
Foreign Exchange

Kimberly S. Taylor
Managing Director,
Risk Management

Charles E. Troxel, Jr.
Managing Director,
Electronic Trading Systems

Eric S. Wolff
Managing Director,
Regulatory Affairs

The clearing member firms of CME are among the largest, most prestigious financial and agribusiness organizations in the world. For more information on these firms, consult our Web site at www.cme.com.

ABN AMRO Incorporated
ADM Investor Services, Inc.
AGE Commodity Clearing Corp.
AIG Clearing Corporation
Akamai Trading, LLC***
Aubrey G. Lanston & Co. Inc.
Banc of America Futures, Incorporated
Banc One Capital Markets, Inc.
Barclays Capital Inc.**
Bear, Stearns Securities Corp.
BNP Paribas Brokerage Services, Inc.
Cantor Fitzgerald & Co.
Cargill Investor Services, Inc.
Carr Futures Inc.
CIBC World Markets Corp.
Commerz Futures, L.L.C.
Credit Lyonnais Rouse (USA) Limited
Credit Suisse First Boston Corporation
Daiwa Securities America Inc.
Deutsche Bank Futures Inc.
DKB Financial Futures Corp.
Dorman Trading, L.L.C.
DRW Holdings, LLC***
Enskilda Futures Limited
FC Stone, L.L.C.
FCT Group, L.L.C.**
FIMAT USA, Inc.
First Options of Chicago, Inc.
First Union Securities, Inc.**
Fortis Clearing Chicago LLC
Fuji Futures Inc.
Gelber Group, LLC
GNI Incorporated
Greenwich Capital Markets, Inc.
GSA Clearing L.P.
HSBC Securities (USA) Inc.
Iowa Grain Company
J.P. Morgan Futures Inc.
Kingstree Trading, LLC***
Kottke Associates, L.L.C.
Lehman Brothers Inc.
Man Financial Inc.
Marquette Partners, L.P.***
Merrill Lynch, Pierce, Fenner, & Smith Incorporated
Morgan Stanley & Co. Incorporated
Nomura Securities International, Inc.
O'Connor & Company L.L.C.
Pax Clearing Corporation
Pioneer Futures, Inc.
Prudential Securities Incorporated
R.J. O'Brien & Associates, Inc.
Rand Financial Services Inc.
RB&H Financial Services, L.P.
RBC Dominion Securities Corporation
Refco, LLC
Robertson Stephens, Inc.
Rosenthal Collins Group, L.L.C.
Salomon Smith Barney Inc.
SLK-Hull Derivatives LLC***
SMW Trading Company, Inc.
Sumitomo Mitsui Banking Corporation**
Timber Hill LLC
Tokyo-Mitsubishi Futures (USA), Inc.
TradeLink L.L.C.
TransMarket Group L.L.C**
UBS Warburg LLC
UFJ Futures L.L.C.

**As of December 31, 2001*
***Not actively clearing*
****Class A – Inactive*

Shareholder Inquiries

Inquiries about shareholder/member records, stock transfers, ownership changes or address changes should be directed to:

Transfer Agent

Transfer Agent
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(312) 704-7102 (Chicago office)
www.mellon-investor.com

Shareholder Relations

Elizabeth Hausoul
Associate Director, Shareholder Relations
Chicago Mercantile Exchange Inc.
30 South Wacker Drive
Chicago, IL 60606-7499
(312) 930-3480
ehausoul@cme.com

Membership Services

Michael Schumacher
Associate Director, Membership Services
Chicago Mercantile Exchange Inc.
30 South Wacker Drive
Chicago, IL 60606-7499
(312) 930-3480
mschumac@cme.com

Investor Relations

John Peschier
Associate Director, Investor Relations
Chicago Mercantile Exchange Inc.
30 South Wacker Drive
Chicago, IL 60606-7499
(312) 930-8491
jpeschie@cme.com

Form 10-K Report

For a free copy of CME Holdings' annual report to the Securities and Exchange Commission (Form 10-K), contact Shareholder Relations and Membership Services at the above address.

Share Information

CME demutualized on November 13, 2000. On that date, CME issued shares of Class A common stock (representing equity rights in CME) and Class B common stock (representing trading and equity rights in CME). Transfer restrictions prohibited the independent sale or transfer of CME Class A shares for all of 2000 and portions of 2001. On December 3, 2001, CME became a wholly owned subsidiary of CME Holdings through a merger of a subsidiary of CME Holdings with and into CME, and shareholders of CME automatically became shareholders of CME Holdings. In the merger, each share of Class A common stock of CME was converted into shares of four classes of Class A common stock of CME Holdings, with each class representing approximately 25% of the previously issued number of shares of Class A common stock of CME. Each outstanding share of Class B common stock of CME was converted into two pieces: (i) Class A common stock of CME Holdings in an amount of shares essentially the same as the Class A share equivalents that were embedded in the Class B shares of CME; and (ii) one share of Class B common stock of CME Holdings that corresponds to the series of the Class B share of CME surrendered in the merger. After the merger, shareholders of CME retained their membership interests and trading privileges in CME.

Shares of Class A common stock of CME Holdings received in the merger are subject to temporary transfer restrictions that vary in length depending on the class. These transfer restrictions are described in detail in CME Holdings' proxy statement/prospectus relating to the merger and CME Holdings' Amended and Restated Certificate of Incorporation, both of which are on file with the Securities and Exchange Commission and can be obtained at its Web site at www.sec.gov. These documents also can be obtained by contacting our Shareholder Relations and Membership Services Department, 30 South Wacker Drive, Chicago, Illinois 60606-7499.

Shares of Class A common stock in CME Holdings represent equity rights in the holding company. CME Holdings has four classes of Class B common stock, each of which consists of equity rights in CME Holdings and the right to elect a certain number of members to the Board of Directors of CME Holdings and to vote on certain core rights relating to trading activities at CME. Each share of Class B common stock is associated with a membership interest in CME and can only be transferred in connection with the transfer of the associated membership interest. The membership interests are:

- CME (Chicago Mercantile Exchange full membership interest);
- IMM (International Monetary Market);
- IOM (Index and Option Market); and
- GEM (Growth and Emerging Markets).

Membership interests can be leased to non-shareholders who wish to trade at CME and satisfy the membership requirements. Class B shares and the associated membership interests are bought and sold through our Shareholder Relations and Membership Services Department. In addition, membership interests may be leased through the department. Membership interest sales are reported on our Web site at www.cme.com.

The tables below show the range of high and low prices of the indicated shares from November 13, 2000 to December 31, 2001 (source: CME records). Due to the absence of an independent established public trading market for CME Class A shares and CME Holdings' Class A shares, and the limited number and disparity of bids made for various shares in the time periods shown, bid prices for shares tend to be unrepresentative of the sale prices realized upon the sale of shares. Past sale prices may not be indicative of future sale prices. All share information prior to December 3, 2001 relates to shares of CME before the completion of our reorganization into a holding company structure. Since December 3, 2001, shares of CME Holdings Class A common stock could only be sold as part of a bundle with a membership interest in CME and the related Class B share.

CME Holdings (Shares issued December 3, 2001)	*2001 High*	*2001 Low*
Class A share	not applicable	not applicable
CME membership interest (associated with CME Holdings Class B-1) + 17,999 Class A shares	$ 780,000	$ 756,000
IMM membership interest (associated with CME Holdings Class B-2) + 11,999 Class A shares	625,000	600,000
IOM membership interest (associated with CME Holdings Class B-3) + 5,999 Class A shares	380,000	365,000
GEM membership interest (associated with CME Holdings Class B-4) + 99 Class A shares	25,000	25,000

CME (Traded November 13, 2000 to November 30, 2001)	*2000 High*	*2000 Low*	*2001 High*	*2001 Low*
Class A share	not applicable	not applicable	not applicable	not applicable
Series B-1 share (includes CME membership interest and 1,800 Class A share equivalents) + 16,200 Class A shares	$ 525,000	none	$ 750,000	$ 500,000
Series B-2 share (includes IMM membership interest and 1,200 Class A share equivalents) + 10,800 Class A shares	none	none	589,000	360,000
Series B-3 share (includes IOM membership interest and 1,000 Class A share equivalents) + 5,400 Class A shares	none	none	395,000	245,000
Series B-1 share	none	none	375,000	188,000
Series B-2 share	none	none	367,000	180,000
Series B-3 share	150,000	112,000	291,000	130,000
Series B-4 share (includes GEM membership interest and 100 Class A share equivalents)	12,500	none	24,500	10,000
Series B-5* share	1,700	1,000	1,400	900

** From November 13, 2000 through April 18, 2001, 10 Series B-5 shares could be converted into one B-4 share by the owner. On April 18, 2001, Series B-5 shares that were not converted into B-4 shares were converted automatically into 10 Class A shares.*

As of December 27, 2001, there were approximately 2,196 holders of CME Holdings' Class A, A-1, A-2, A-3 and A-4 shares and 512, 686, 1,043 and 364 holders of the Class B-1, B-2, B-3 and B-4 shares, respectively. CME Holdings has not paid any dividends on its common stock. We intend to retain our future earnings, if any, for use in the operation and expansion of our business. Any future dividends will be at the discretion of our Board of Directors.

From time to time, in written reports and oral statements, we discuss our expectations regarding future performance. Forward-looking statements are based on currently available competitive, financial and economic data, current expectations, estimates, forecasts and projections about the industries in which we operate and management's beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. We want to caution you to not place undue reliance on any forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Among the factors that might affect our performance are: increasing competition by foreign and domestic competitors, including new entrants; rapid technological developments; our ability to continue introducing competitive new products and services on a timely, cost-effective basis, including through our electronic trading capabilities; our ability to maintain the competitiveness of our existing products and services; our mix of products and services; our ability to lower costs and expenses; changes in domestic and foreign regulations; changes in government policy, including interest rate policy; protection and validity of our intellectual property rights and our ability to operate our trading platforms without infringing on the intellectual property rights of others; reliance on large customers; technological, implementation and cost/financial risks associated with the increasing use of large, multi-year contracts; the outcome of pending and future litigation and governmental proceedings; and continued availability of financing, financial instruments and financial resources in the amounts, at the times and on the terms required to support our future business. In addition, our performance could be affected by our ability to operate successfully as a for-profit corporation; changes in the level of trading activity, price level and volatility in the derivatives markets and in underlying fixed income, equity, foreign exchange and commodities markets; economic, political and market conditions; industry and customer consolidation; decreases in member trading activity and seasonality of the futures business.

Chicago
Chicago Mercantile Exchange Holdings Inc.
Chicago Mercantile Exchange Inc.
30 South Wacker Drive
Chicago, Illinois 60606-7499
T: 312 930-1000
F: 312 466-4410

Washington
Chicago Mercantile Exchange Inc.
1299 Pennsylvania Avenue, N.W.
Washington, DC 20004
T: 202 638-3838
F: 202 638-5799

London
Chicago Mercantile Exchange Inc.
Pinnacle House
23-26 St. Dunstan's Hill
London EC3R 8HN England
T: 44 20 7623-2550
F: 44 20 7623-2565

Toyko
Chicago Mercantile Exchange Inc.
Level 16, Shiroyama JT Mori Building
4-3-1 Toranomon Minato-ku
Toyko 105-6016 Japan
T: 813 5403-4828
F: 813 5403-4646

Internet
www.cme.com
e-mail: info@cme.com